Exhibit 99.2

Teck Resources Limited

Consolidated Financial Statements

For the Years Ended December 31, 2017 and 2016

Management’s Responsibility for Financial Reporting

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The system of controls is also supported by a professional staff of internal auditors who conduct periodic audits of many aspects of our operations and report their findings to management and the Audit Committee.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, our internal auditors and independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and have expressed their opinion in the Report of Independent Registered Public Accounting Firm.

Donald R. Lindsay

President and Chief Executive Officer

Ronald A. Millos

Senior Vice President, Finance and Chief Financial Officer

February 14, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Teck Resources Limited

Opinions on the financial statements and internal control over financial reporting

We have audited the accompanying consolidated balance sheets of Teck Resources Limited and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016 and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting, included in Management’s Discussion and Analysis. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of

Report of Independent Registered Public Accounting Firm

internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants February 14, 2018 Vancouver, Canada

We have served as the Company’s auditor since 1964.

Report of Independent Registered Public Accounting Firm

Teck Resources Limited

Consolidated Statements of Income

Years ended December 31

(CAD$ in millions, except for share data)	2017	2016
Revenues	$12,048	$9,300
Cost of sales	(7,419)	(6,904)

Gross profit	4,629	2,396
Other operating income (expenses)
General and administration	(116)	(99)
Exploration	(58)	(51)
Research and development	(55)	(30)
Impairment reversal and (asset impairments) (Note 6)	163	(294)
Other operating expense (Note 7)	(230)	(197)

Profit from operations	4,333	1,725
Finance income (Note 8)	17	16
Finance expense (Note 8)	(229)	(354)
Non-operating income (expense) (Note 9)	(151)	239
Share of income of associates and joint ventures (Note 14)	6	2

Profit before taxes	3,976	1,628
Provision for income taxes (Note 19)	(1,438)	(587)

Profit for the year	$2,538	$1,041

Profit attributable to:
Shareholders of the company	$2,509	$1,040
Non-controlling interests	29	1

Profit for the year	$2,538	$1,041

Earnings per share (Note 23(f))
Basic	$4.34	$1.80
Diluted	$4.28	$1.78
Weighted average shares outstanding (millions)	577.5	576.4
Shares outstanding at end of year (millions)	573.3	576.9

The accompanying notes are an integral part of these financial statements.

Teck Resources Limited

Consolidated Statements of Comprehensive Income

Years ended December 31

(CAD$ in millions)	2017	2016
Profit for the year	$2,538	$1,041
Other comprehensive income (loss) in the year
Items that may be reclassified to profit
Currency translation differences (net of taxes of $(46) and $(27))	(155)	(21)
Change in fair value of available-for-sale financial instruments (net of taxes of $2 and $(2))	(10)	16
Share of other comprehensive income (loss) of associates and joint ventures (Note 14)	(1)	1

	(166)	(4)
Items that will not be reclassified to profit
Remeasurements of retirement benefit plans (net of taxes of $(55) and $(7))	129	19

Total other comprehensive income (loss) for the year	(37)	15

Total comprehensive income for the year	$2,501	$1,056

Total other comprehensive income (loss) attributable to:
Shareholders of the company	$(29)	$15
Non-controlling interests	(8)	—

	$(37)	$15

Total comprehensive income attributable to:
Shareholders of the company	$2,480	$1,055
Non-controlling interests	21	1

	$2,501	$1,056

The accompanying notes are an integral part of these financial statements.

Teck Resources Limited

Consolidated Statements of Cash Flows

Years ended December 31

(CAD$ in millions)	2017	2016
Operating activities
Profit for the year	$2,538	$1,041
Depreciation and amortization	1,467	1,385
Provision for income taxes	1,438	587
Asset impairments and (impairment reversal)	(163)	294
Gain on sale of investments and assets	(51)	(96)
Foreign exchange gains	(5)	(46)
Loss (gain) on debt repurchase	216	(49)
Gain on debt prepayment options	(51)	(113)
Finance expense	229	354
Income taxes paid	(879)	(272)
Other	233	331
Net change in non-cash working capital items	94	(360)

	5,066	3,056
Investing activities
Property, plant and equipment	(1,621)	(1,416)
Capitalized production stripping costs	(678)	(477)
Expenditures on financial investments and other assets	(309)	(114)
Proceeds from the sale of investments and other assets	109	170

	(2,499)	(1,837)
Financing activities
Issuance of debt	—	1,567
Repurchase and repayment of debt	(1,929)	(2,560)
Debt interest and finance charges paid	(495)	(571)
Issuance of Class B subordinate voting shares	26	8
Purchase and cancellation of Class B subordinate voting shares	(175)	—
Dividends paid	(344)	(58)
Distributions to non-controlling interests	(56)	(21)

	(2,973)	(1,635)
Effect of exchange rate changes on cash and cash equivalents	(49)	(64)

Decrease in cash and cash equivalents	(455)	(480)
Cash and cash equivalents at beginning of year	1,407	1,887

Cash and cash equivalents at end of year	$952	$1,407

Supplemental cash flow information (Note 10)

The accompanying notes are an integral part of these financial statements.

Teck Resources Limited

Consolidated Balance Sheets

(CAD$ in millions)	December 31, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents (Note 10)	$952	$1,407
Current income taxes receivable	48	97
Trade accounts receivable	1,791	1,585
Inventories (Note 11)	1,637	1,673
Assets held for sale (Note 12)	350	—

	4,778	4,762
Financial and other assets (Note 13)	1,051	1,034
Investments in associates and joint ventures (Note 14)	943	1,012
Property, plant and equipment (Note 6 and Note 15)	29,045	27,595
Deferred income tax assets (Note 19)	154	112
Goodwill (Note 6 and Note 16)	1,087	1,114

	$37,058	$35,629

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities (Note 17)	$2,313	$1,902
Current income taxes payable	273	199
Debt (Note 18)	55	99

	2,641	2,200
Debt (Note 18)	6,314	8,244
Deferred income tax liabilities (Note 19)	5,398	4,896
Deferred consideration (Note 20)	651	723
Retirement benefit liabilities (Note 21)	552	643
Other liabilities and provisions (Note 22)	1,977	1,322

	17,533	18,028
Equity
Attributable to shareholders of the company	19,383	17,442
Attributable to non-controlling interests (Note 24)	142	159

	19,525	17,601

	$37,058	$35,629

Contingencies (Note 25)

Commitments (Note 26)

Approved on behalf of the Board of Directors

Tracey L. McVicar	Warren S.R. Seyffert
Tracey L. McVicar	Warren S.R. Seyffert, Q.C.
Chair of the Audit Committee	Director

The accompanying notes are an integral part of these financial statements.

Teck Resources Limited

Consolidated Statements of Changes in Equity

Years ended December 31

(CAD$ in millions)	2017	2016
Class A common shares (Note 23)
Beginning of year	$7	$7
Class A share conversion (Note 23(b))	(1)	—

End of year	6	7
Class B subordinate voting shares (Note 23)
Beginning of year	6,637	6,627
Share repurchases (Note 23(h))	(69)	—
Issued on exercise of options (Note 23(c))	34	10
Class A shares conversion (Note 23(b))	1	—

End of year	6,603	6,637
Retained earnings
Beginning of year	10,183	9,174
Profit for the year attributable to shareholders of the company	2,509	1,040
Dividends declared (Note 23(g))	(344)	(58)
Share repurchases (Note 23(h))	(106)	—
Purchase of non-controlling interests	(63)	8
Remeasurements of retirement benefit plans	129	19

End of year	12,308	10,183
Contributed surplus
Beginning of year	193	173
Share option compensation expense (Note 23(c))	17	22
Transfer to Class B subordinate voting shares on exercise of options	(8)	(2)

End of year	202	193
Accumulated other comprehensive income attributable to shareholders of the company (Note 23(e))
Beginning of year	422	426
Other comprehensive income (loss)	(29)	15
Less remeasurements of retirement benefit plans recorded in retained earnings	(129)	(19)

End of year	264	422
Non-controlling interests (Note 24)
Beginning of year	159	230
Profit for the year attributable to non-controlling interests	29	1
Other comprehensive loss attributable to non-controlling interests	(8)	—
Purchase of non-controlling interests	—	(46)
Acquisition of AQM Copper Inc.	18	—
Other	—	(5)
Dividends or distributions	(56)	(21)

End of year	142	159

Total equity	$19,525	$17,601

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

Years ended December 31, 2017 and 2016

1.	Nature of Operations

Teck Resources Limited and its subsidiaries (Teck, we, us or our) are engaged in mining and related activities including research, exploration and development, processing, smelting, refining and reclamation. Our major products are steelmaking coal, copper, zinc and lead. We also produce precious metals, molybdenum, electrical power, fertilizers and other metals. Metal products are sold as refined metals or concentrates. Our energy assets include a partnership interest in an oil sands development project that is being commissioned and certain oil sands leases.

Teck Resources Limited is a Canadian corporation and our registered office is at 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 0B3.

2.	Basis of Preparation and New IFRS Pronouncements

a)	Basis of Preparation

These annual consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and were approved by the Board of Directors on February 14, 2018.

b)	New IFRS Pronouncements

New IFRS pronouncements that have been issued but are not yet effective at the date of these financial statements are listed below. We plan to apply the new standards or interpretations in the annual period for which they are first required.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15) as a result of a joint revenue project with the Financial Accounting Standards Board (FASB).

The new revenue standard introduces a single principles-based five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. The five steps are to identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation, and recognize revenue as each performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help investors better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers.

The standard has an effective date of January 1, 2018. We are required to adopt the provisions of IFRS 15 on either a full or modified retrospective basis, and we will apply the full retrospective approach in restating our prior period financial information. This restated information will be disclosed in our financial statements for the first quarter ended March 31, 2018.

As at December 31, 2017, we have substantially completed our review and analysis of IFRS 15 and the effect on our financial statements. Based on our analysis, we do not expect the timing and amount of our revenue from product sales to be significantly different under IFRS 15. The only exception to this would be for steelmaking coal sales where we have a shipment that is partially loaded on a vessel at a reporting date. The performance obligation in these contracts is for the full shipment and accordingly, we cannot recognize revenue until the full shipment is loaded. This is a timing difference only and does not change the amount of revenue recognized for the full shipment. In our transition adjustments, this timing difference will result in the reversal of $61 million of revenue recognized in the year ended December 31, 2017. This revenue will be recognized in the first quarter ended March 31, 2018 under IFRS 15. We will also adjust our inventory and cost of sales associated with these sales, as required.

2.	Basis of Preparation and New IFRS Pronouncements (continued)

As part of our assessment of IFRS 15, we analyzed the treatment of freight services provided to customers subsequent to the transfer of control of the product sold. Under IFRS 15, in our view, these services represent performance obligations that should be recognized separately. For the performance obligation related to these freight services, we have concluded that we are the principal to the shipping of product in our refined metal sales and concentrate sales contracts and will continue to reflect the revenue in these arrangements on a gross basis. For certain of our steelmaking coal sales contracts, we have concluded that we are the agent to the ocean freight shipping of product due to the terms of the arrangement, and our revenue will be reported on a net basis for these arrangements. This change would reduce the revenue recognized for the year ended December 31, 2017, by approximately $76 million as a result of the presentation of steelmaking coal sales revenue net of ocean freight costs. There will be no effect on our gross profit as these freight costs will be netted against revenue and not presented within cost of sales.

We have assessed the effects of IFRS 15 on our silver and gold streaming arrangements. At the date these transactions were completed, we accounted for the arrangements as the sale of a portion of our mineral interests at Compañia Minera Antamina (Antamina) and Compañia Minera Teck Carmen de Andacollo (Carmen de Andacollo), respectively. We did not recognize disposal gains on the transactions as a result of the requirements of the IFRS standards in effect at the dates of closing. Under the recognition and measurement principles of IFRS 15, the gain on these streaming transactions would have been recognized in full as control over the right to the silver or gold mineral interest transferred to the purchaser. Accordingly, we will recognize the deferred consideration of $755 million recorded on our balance sheet through equity on transition to IFRS 15 as at January 1, 2017 and will present our restated financial information in our first quarter financial statements as at March 31, 2018.

Financial Instruments

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and supersedes the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39).

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option for each equity instrument to present fair value changes in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.

The new hedge accounting model in IFRS 9 aligns hedge accounting with risk management activities undertaken by an entity. Components of both financial and non-financial items will now be eligible for hedge accounting, as long as the risk component can be identified and measured. The hedge accounting model includes eligibility criteria that must be met, but these criteria are based on an economic assessment of the strength of the hedging relationship. New disclosure requirements relating to hedge accounting will be required and are meant to simplify existing disclosures. The IASB currently has a separate project on macro hedging activities, and until the project is completed, the IASB has provided a policy choice for entities to either apply the hedge accounting model in IFRS 9 or IAS 39 in full. Additionally, there is a hybrid option to use IAS 39 to account for macro hedges only and to use IFRS 9 for all other hedges.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018. We have concluded that this standard will not have a material effect on our financial statements.

2.	Basis of Preparation and New IFRS Pronouncements (continued)

We have made the irrevocable classification choice to record fair value changes on our current portfolio of investments in other comprehensive income. This election will result in a reclassification of a $41 million loss from our retained earnings to accumulated other comprehensive income (loss), all within equity, on January 1, 2018.

We have also completed a review of our expected credit losses on our trade receivables. We do not expect to record a significant adjustment relating to the implementation of the expected credit loss model for our trade receivables as the expected credit losses are nominal based on our review at the time of transition. We have implemented a process for managing and estimating provisions relating to trade receivables going forward under IFRS 9.

We have elected not to adopt the hedging requirements of IFRS 9 as at January 1, 2018.

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which eliminates the classification of leases as either operating or finance leases for a lessee. Under IFRS 16, all leases are considered finance leases and will be recorded on the balance sheet. The only exemptions to this classification will be for leases that are 12 months or less in duration or for leases of low-value assets. The requirement to record all leases as finance leases under IFRS 16 will increase lease assets and lease liabilities on an entity’s financial statements. IFRS 16 will also change the nature of expenses relating to leases as the straight-line lease expense previously recognized for operating leases will be replaced with depreciation expense for lease assets and finance expense for lease liabilities. IFRS 16 includes an overall disclosure objective and requires a company to disclose (a) information about lease assets and expenses and cash flows related to leases, (b) a maturity analysis of lease liabilities, and (c) any additional company-specific information that is relevant to satisfying the disclosure objective. IFRS 16 is effective from January 1, 2019. We are currently assessing and quantifying the effect of this standard on our financial statements. On the transition date of January 1, 2019, we expect to recognize additional leases on our consolidated balance sheet, which will increase our debt and property, plant and equipment balances. As a result of recognizing additional finance leases, we expect an increase in depreciation expense and finance expense.

3.	Summary of Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

Basis of Presentation

Our consolidated financial statements include the accounts of Teck Resources Limited and all of its subsidiaries. Our significant operating subsidiaries include Teck Metals Ltd. (TML), Teck Alaska Incorporated (TAK), Teck Highland Valley Copper Partnership (Highland Valley Copper), Teck Coal Partnership (Teck Coal), Teck Washington Incorporated (TWI), Compañia Minera Teck Quebrada Blanca S.A. (Quebrada Blanca) and Carmen de Andacollo.

All subsidiaries are entities that we control, either directly or indirectly. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when our existing rights give us the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All of our intra-group balances and transactions, including unrealized profits and losses arising from intra-group transactions, have been eliminated in full. For subsidiaries that we control but do not own 100% of, the net assets and net profit attributable to outside shareholders are presented as amounts attributable to non-controlling interests in the consolidated balance sheet and consolidated statements of income and comprehensive income.

Certain of our business activities are conducted through joint arrangements. Our interests in joint operations include Galore Creek Partnership (Galore Creek, 50% share), Fort Hills Energy Limited Partnership (Fort Hills, 20.89% share) and Waneta Dam (66.7% share), which operate in Canada and Antamina (22.5% share), which operates in Peru. We account for our interests in these joint operations by recording our share of the respective assets, liabilities, revenue, expenses and cash flows. We also have an interest in a joint venture, NuevaUnión (50% share), in Chile that we account for using the equity method (Note 14).

3.	Summary of Significant Accounting Policies (continued)

During the year ended December 31, 2017, our share of the Fort Hills oil sands project increased from 20% to 20.89% on resolution of a commercial dispute between the Fort Hills partners. We funded an increased share of the project capital in the amount of $120 million, in consideration for the additional interest in the project. Subsequent to December 31, 2017, our share of the Fort Hills oil sands project increased by a further 0.19% to 21.08% for consideration of approximately $25 million.

All dollar amounts are presented in Canadian dollars unless otherwise specified.

Interests in Joint Arrangements

A joint arrangement can take the form of a joint venture or joint operation. All joint arrangements involve a contractual arrangement that establishes joint control, which exists only when decisions about the activities that significantly affect the returns of the investee require unanimous consent of the parties sharing control. A joint operation is a joint arrangement in which we have rights to the assets and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement in which we have rights to only the net assets of the arrangement.

Joint ventures are accounted for in accordance with the policy “Investments in Associates and Joint Ventures”. Joint operations are accounted for by recognizing our share of the assets, liabilities, revenue, expenses and cash flows of the joint operation in our consolidated financial statements.

Investments in Associates and Joint Ventures

Investments over which we exercise significant influence but do not control or jointly control are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale. Investments in joint ventures as determined in accordance with the policy “Interests in Joint Arrangements” are also accounted for using the equity method.

The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for our proportionate share of the profit or loss, other comprehensive income or loss and any other changes in the associate’s or joint venture’s net assets, such as further investments or dividends.

Our proportionate share of the associate’s or joint venture’s profit or loss and other comprehensive income or loss is based on its most recent financial statements. Adjustments are made to align any inconsistencies between our accounting policies and our associate’s or joint venture’s policies before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date of the investment and for any impairment losses recognized by the associate or joint venture.

If our share of the associate’s or joint venture’s losses were equal to or exceeded our investment in the associate or joint venture, recognition of further losses would be discontinued. After our interest is reduced to zero, additional losses would be provided for and a liability recognized only to the extent that we have incurred legal or constructive obligations to provide additional funding or make payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, we resume recognizing our share of those profits only when we have a positive interest in the entity.

At each balance sheet date, we consider whether there is objective evidence of impairment in associates and joint ventures. If there is such evidence, we determine the amount of impairment to record, if any, in relation to the associate or joint venture.

Foreign Currency Translation

The functional currency of each of our subsidiaries and our joint operations, joint ventures and associates is the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the period end date exchange rates.

3.	Summary of Significant Accounting Policies (continued)

The functional currency of Teck Resources Limited, the parent entity, is the Canadian dollar, which is also the presentation currency of our consolidated financial statements.

Foreign operations are translated from their functional currencies, generally the U.S. dollar, into Canadian dollars on consolidation. Items in the statements of income and other comprehensive income are translated using weighted average exchange rates that reasonably approximate the exchange rate at the transaction date. Items on the balance sheet are translated at the closing spot exchange rate. Exchange differences on the translation of the net assets of entities with functional currencies other than the Canadian dollar, and any offsetting exchange differences on net debt used to hedge those assets, are recognized in a separate component of equity through other comprehensive income (loss).

Exchange differences that arise relating to long-term intra-group balances that form part of the net investment in a foreign operation are also recognized in this separate component of equity through other comprehensive income (loss).

On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange differences recorded in a separate component of equity is recognized in the statement of income.

Revenue

Recognition

Sales of product, including by-product, are recognized in revenue when there is persuasive evidence that all of the following criteria have been met: the significant risks and rewards of ownership pass to the customer, neither continuing managerial involvement nor effective control remains over the goods sold, the selling price and costs to sell can be measured reliably, and it is probable that the economic benefits associated with the sale will flow to us. All of these criteria are generally met by the time the significant risks and rewards of ownership pass to the customer. Royalties related to production are recorded in cost of sales.

For sales of steelmaking coal and a majority of sales of metal concentrates, significant risks and rewards of ownership pass to the customer when the product is loaded onto a carrier specified by the customer. We generally retain title to these products until we receive the first contracted payment, solely to protect the collectibility of the amounts due to us, which are typically received shortly after loading. A minority of metal concentrate sales are made on consignment. For these transactions, significant risks and rewards of ownership pass to the customer at the time the product is consumed in the customer’s processes.

For sales of refined metal, significant risks and rewards of ownership generally pass to the customer when the product is loaded onto a carrier specified by the customer. For these products, loading generally coincides with the transfer of title.

Pricing agreements

Steelmaking coal is sold under spot or average pricing contracts. The selling price in average pricing contracts is determined based on quoted price assessments over a specific period and the sale may occur before, during or subsequent to this period. For certain of our steelmaking coal contracts, prices are determined based on quoted price assessments in a period subsequent to the date of sale. For all steelmaking coal sales under average pricing contracts, the price is determined on a provisional basis at the date of sale, and revenue is recorded at that time based on estimated prices. For spot sales contracts, pricing is final when the product is shipped.

The majority of our cathode and metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. For these sales, the price is determined on a provisional basis at the date of sale, and revenue is recorded at that time based on estimated prices.

Adjustments are made to customer receivables in subsequent periods based on movements in quoted market prices or published price assessments (for steelmaking coal) up to the date of final pricing. As a result, the value of our cathode, concentrate and steelmaking coal sales receivables changes as the underlying commodity prices vary, and this adjustment mechanism has the characteristics of a derivative. Accordingly, the fair value of the embedded derivative is adjusted each reporting period by reference to forward market prices or published price assessments (for steelmaking coal), and the changes in fair value are recorded as an adjustment to other operating income (expense).

3.	Summary of Significant Accounting Policies (continued)

Streaming transactions

The treatment of upfront and ongoing payments received from counterparties under streaming arrangements depends on the specific terms of the arrangement. For arrangements we have entered into to date, we consider these transactions to be a disposition of a portion of the associated mineral properties, and therefore do not recognize revenue for payments received under these arrangements. Any deferred consideration recorded for streaming transactions and any ongoing payments received from our streaming transactions are recognized in profit as a reduction of cost of sales as deliveries are made under the respective streaming transaction.

Financial Instruments

We recognize financial assets and liabilities on the balance sheet when we become a party to the contractual provisions of the instrument.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Cash is classified as loans and receivables. Cash equivalents are classified as available-for-sale.

Trade receivables and payables

Trade receivables and payables are non-interest bearing if paid when due and are recognized at face amount, except when fair value is materially different, and are subsequently measured at amortized cost. Where necessary, trade receivables are net of allowances for uncollectible amounts.

Investments in marketable securities

Investments in marketable securities are classified as available-for-sale and recorded at fair value. Fair values are determined by reference to quoted market prices at the balance sheet date. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income (loss) until investments are disposed of or when there is objective evidence of an impairment in value. Investment transactions are recognized on the trade date with transaction costs included in the underlying balance.

At each balance sheet date, we assess for any objective evidence of an impairment in value of our investments and record such impairments in non-operating income (expense) for the period. If an impairment of an investment in a marketable equity security has been recorded in profit, that loss cannot be reversed through profit in future periods prior to sale.

Debt

Debt is initially recorded at fair value, less transaction costs. Debt is subsequently measured at amortized cost, calculated using the effective interest rate method.

Derivative instruments

Derivative instruments, including embedded derivatives, are classified as at fair value through profit or loss and, accordingly, are recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives held for trading are recorded as part of other operating income (expense) or non-operating income (expense) in profit depending on the nature of the derivative. Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Hedging

Certain derivative investments may qualify for hedge accounting. For fair value hedges, any gains or losses on both the hedged item and the hedging instrument are recognized in the same line item in profit.

3.	Summary of Significant Accounting Policies (continued)

For cash flow hedges, any unrealized gains and losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income (loss). Gains and losses are recognized in profit upon settlement of the hedging instrument, when the hedged item ceases to exist, or when the hedge is determined to be ineffective.

For hedges of net investments in foreign operations, any foreign exchange gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income (loss). Gains and losses are recognized in profit on the ineffective portion of the hedge, or when there is a disposition or partial disposition of a foreign operation being hedged.

Inventories

Finished products, work in-process, raw materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Raw materials include concentrates for use at smelting and refining operations. Work in-process inventory includes inventory in the milling, smelting or refining process and stockpiled ore at mining operations.

For work in-process and finished product inventories, cost includes all direct costs incurred in production, including direct labour and materials, freight, depreciation and amortization, and directly attributable overhead costs. Production stripping costs that are not capitalized are included in the cost of inventories as incurred. Depreciation and amortization of capitalized production stripping costs are included in the cost of inventory.

When inventories have been written down to net realizable value, we make a new assessment of net realizable value in each subsequent period. If the circumstances that caused the write-down no longer exist, the remaining amount of the write-down on inventory not yet sold is reversed.

We use both joint-product and by-product costing for work in-process and finished product inventories. Joint-product costing is applied to primary products where the profitability of the operations is dependent upon the production of these products. Joint-product costing allocates total production costs based on the relative values of the products. By-product costing is used for products that are not the primary products produced by the operation. The by-products are allocated only the incremental costs of processes that are specific to the production of that product.

Supplies inventory is valued at the lower of weighted average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs.

Property, Plant and Equipment

Land, buildings, plant and equipment

Land is recorded at cost and buildings, plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Cost includes the purchase price and the directly attributable costs to bring the assets to the location and condition necessary for them to be capable of operating in the manner intended by management.

Depreciation of mobile equipment, buildings used for production, and plant and processing equipment at our mining operations is calculated on a units-of-production basis. Depreciation of buildings not used for production, and of plant and equipment at our smelting operations is calculated on a straight-line basis over the assets’ estimated useful lives. Where components of an asset have different useful lives, depreciation is calculated on each component separately. Depreciation commences when an asset is ready for its intended use. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The expected useful lives are as follows:

•	Buildings and equipment (not used in production) 2 — 50 years

•	Plant and equipment (smelting operations) 3 — 30 years

Mineral properties and mine development costs

The cost of acquiring and developing mineral properties or property rights, including pre-production waste rock stripping costs related to mine development and costs incurred during production to increase future output, are capitalized.

3.	Summary of Significant Accounting Policies (continued)

Waste rock stripping costs incurred in the production phase of a surface mine are recorded as capitalized production stripping costs within property, plant and equipment when it is probable that the stripping activity will improve access to the orebody, when the component of the orebody or pit to which access has been improved can be identified, and when the costs relating to the stripping activity can be measured reliably. When the actual waste-to-ore stripping ratio in a period is greater than the expected life-of-component waste-to-ore stripping ratio for that component, the excess is recorded as capitalized production stripping costs.

Once available for use, mineral properties and mine development costs are depreciated on a units-of-production basis over the proven and probable reserves to which they relate. Since the stripping activity within a component of a mine improves access to the reserves of the same component, capitalized production stripping costs incurred during the production phase of a mine are depreciated on a units-of-production basis over the proven and probable reserves expected to be mined from the same component.

Underground mine development costs are depreciated using the block depreciation method, where development costs associated with each distinct section of the mine are depreciated over the reserves to which they relate.

Exploration and evaluation costs

Property acquisition costs are capitalized. Other exploration and evaluation costs are capitalized if they relate to specific properties for which resources, as defined under National Instrument 43-101, exist or are near a specific property with a defined resource, and it is expected that the expenditure can be recovered by future exploitation or sale. All other costs are charged to profit in the year in which they are incurred. Capitalized exploration and evaluation costs are considered to be tangible assets. These assets are not depreciated as they are not currently available for use. When proven and probable reserves are determined and development is completed, capitalized exploration and evaluation costs are reclassified to mineral properties within property, plant and equipment.

Development costs of oil sands properties

The costs of acquiring, exploring, evaluating and developing oil sands properties are capitalized when it is expected that these costs will be recovered through future exploitation or sale of the property. Capitalized development costs of oil sands properties are tangible assets. These assets are not depreciated as they are not currently available for use. When proven and probable reserves are determined and development is completed, capitalized development costs for oil sands properties are reclassified to mineral properties within property, plant and equipment.

Construction in progress

Assets in the course of construction are capitalized as construction in progress. On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment, and depreciation commences when the asset is available for its intended use.

Impairment of non-current assets

The carrying amounts of assets included in property, plant and equipment are reviewed for impairment whenever facts and circumstances indicate that the carrying amounts are less than the recoverable amounts. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit (CGU) to which the asset belongs is determined. The recoverable amount of an asset or CGU is determined as the higher of its fair value less costs of disposal and its value in use. An impairment loss exists if the asset’s or CGU’s carrying amount exceeds the estimated recoverable amount, and is recorded as an expense immediately.

3.	Summary of Significant Accounting Policies (continued)

Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. For mining assets and oil sands development costs, when a binding sale agreement is not readily available, fair value less costs of disposal is usually estimated using a discounted cash flow approach, unless comparable market transactions on which to estimate fair value are available. Estimated future cash flows are calculated using estimated future commodity prices, reserves and resources, and operating and capital costs. All inputs used are those that an independent market participant would consider appropriate. Value in use is determined as the present value of the future cash flows expected to be derived from continuing use of an asset or CGU in its present form for those operating assets where value in use exceeds the fair value less costs of disposal. These estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimates of future cash flows have not been adjusted. A value in use calculation uses a pre-tax discount rate and a fair value less costs of disposal calculation uses a post-tax discount rate.

Indicators of impairment for exploration and evaluation assets are assessed on a project-by-project basis or as part of the existing operation to which they relate.

Tangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or significant changes in circumstances indicate that the impairment may have reversed. Indicators of a potential reversal of an impairment loss mainly mirror the indicators present when the impairment was originally recorded. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount, but not beyond the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized into profit immediately.

Repairs and maintenance

Repairs and maintenance costs, including shutdown maintenance costs, are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in a significant operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Borrowing costs

We capitalize borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to construct or prepare for its intended use. We begin capitalizing borrowing costs when there are general or specific borrowings, expenditures are incurred, and activities are undertaken to prepare the asset for its intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred during the period. All other borrowing costs are expensed as incurred.

We discontinue the capitalization of borrowing costs when substantially all of the activities necessary to prepare the qualifying asset for its intended use or sale are complete. In addition, we cease capitalization of borrowing costs when there is suspension of activities to prepare an asset for its intended use or sale. Capitalization recommences when the activities are restarted. Capitalized borrowing costs are amortized over the useful life of the related asset.

Leased assets

Leased assets from which we receive substantially all of the risks and rewards of ownership of the asset are capitalized as finance leases at the lower of the fair value of the asset or the estimated present value of the minimum lease payments. The corresponding lease obligation is recorded within debt on the balance sheet.

Assets under operating leases are not capitalized, and rental payments are expensed based on the terms of the lease.

Goodwill

We allocate goodwill arising from business combinations to each CGU or group of CGUs that are expected to receive the benefits from the business combination. The carrying amount of the CGU or group of CGUs to which goodwill has been allocated is tested annually for impairment or when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Should there be a recovery in the value of a CGU, any impairment of goodwill previously recorded is not subsequently reversed.

3.	Summary of Significant Accounting Policies (continued)

Income Taxes

Taxes, comprising both income taxes and resource taxes, are accounted for as income taxes under IAS 12, Income Taxes and are recognized in the statement of income, except where they relate to items recognized in other comprehensive income (loss) or directly in equity, in which case the related taxes are recognized in other comprehensive income (loss) or equity.

Current taxes receivable or payable are based on estimated taxable income for the current year at the statutory tax rates enacted or substantively enacted less amounts paid or received on account.

Deferred tax assets and liabilities are recognized based on temporary differences (the difference between the tax and accounting values of assets and liabilities) and are calculated using enacted or substantively enacted tax rates for the periods in which the differences are expected to reverse. The effect of changes in tax legislation, including changes in tax rates, is recognized in the period of substantive enactment.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits of the relevant entity or group of entities in a particular jurisdiction will be available, against which the assets can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, joint ventures and associates. However, we do not recognize such deferred tax liabilities where the timing of the reversal of the temporary differences can be controlled without affecting our operations or business, and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction, other than in a business combination, which will affect neither accounting profit nor taxable profit.

We are subject to assessments by various taxation authorities, who may interpret tax legislation differently than we do. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals or negotiated settlements. We account for such differences based on our best estimate of the probable outcome of these matters.

Employee Benefits

Defined benefit pension plans

Defined benefit pension plan obligations are based on actuarial determinations. The projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation, is used to determine the defined benefit obligations, the related current service costs and, where applicable, the past service costs. Actuarial assumptions used in the determination of defined benefit pension plan assets and liabilities are based upon our best estimates, including discount rates, salary escalation, expected health care costs and retirement dates of employees.

Vested and unvested costs arising from past service following the introduction of changes to a defined benefit plan are recognized immediately as an expense when the changes are made.

Actuarial gains and losses can arise from differences between expected and actual outcomes or changes in actuarial assumptions. Actuarial gains and losses, changes in the effect of asset ceiling rules and return on plan assets are collectively referred to as remeasurements of retirement benefit plans and are recognized immediately through other comprehensive income (loss) and directly into retained earnings. Measurement of our net defined benefit asset is limited to the lower of the surplus in the defined benefit plan and the asset ceiling. The asset ceiling is the funded status of the plan on an accounting basis, less the present value of the expected economic benefit available to us in the form of refunds from the plan or reductions in future contributions to the plan.

We apply one discount rate to the net defined benefit asset or liability for the purposes of determining the interest component of the defined benefit cost. This interest component is recorded as part of finance expense. Depending on the classification of the salary of plan members, current service costs and past service costs are included in either operating expenses or general and administration expenses.

3.	Summary of Significant Accounting Policies (continued)

Defined contribution pension plans

The cost of providing benefits through defined contribution plans is charged to profit as the obligation to contribute is incurred.

Non-pension post-retirement plans

We provide health care benefits for certain employees when they retire. Non-pension post-retirement plan obligations are based on actuarial determinations. The cost of these benefits is expensed over the period in which the employees render services. We fund these non-pension post-retirement benefits as they become due.

Termination benefits

We recognize a liability and an expense for termination benefits when we have demonstrably committed to terminate employees. We are demonstrably committed to a termination when, and only when, there is a formal plan for the termination with no realistic possibility of withdrawal. The plan should include, at a minimum, the location, function and approximate number of employees whose services are to be terminated, the termination benefits for each job classification or function, and the time at which the plan will be implemented without significant changes.

Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of share options and other equity-settled share-based payment arrangements is recorded based on the estimated fair value at the grant date, including an estimate of the forfeiture rate, and charged to other operating income (expense) over the vesting period. For employees eligible for normal retirement prior to vesting, the expense is charged to other operating income (expense) over the period from the grant date to the date they are eligible for retirement.

Share-based payment expense relating to cash-settled awards, including deferred, restricted and performance share units, is accrued over the vesting period of the units based on the quoted market value of Class B subordinate voting shares. Performance share units (PSUs) have an additional vesting factor determined by our total shareholder return in comparison to a group of specified companies. PSUs and performance deferred share units (PDSUs) issued in 2017 also have a vesting factor determined by the ratio of the change in our earnings before interest, taxes, depreciation and amortization (EBITDA) over the life of the share unit to the change in a specified weighted commodity price index. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price as well as changes to the above-noted vesting factors, as applicable.

Share Repurchases

Where we repurchase any of our equity share capital, the excess of the consideration paid over book value is deducted from retained earnings.

Provisions

Decommissioning and restoration provisions

Future obligations to retire an asset and to restore a site, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations, are initially recognized and recorded as a provision based on estimated future cash flows discounted at a credit-adjusted risk-free rate. This decommissioning and restoration provision is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the discount rate.

The provisions are also accreted to full value over time through periodic charges to profit. This unwinding of the discount is charged to finance expense in the statement of income.

3.	Summary of Significant Accounting Policies (continued)

The amount of the decommissioning and restoration provision initially recognized is capitalized as part of the related asset’s carrying value. The method of depreciation follows that of the underlying asset. For a closed site or where the asset that generated a decommissioning and restoration provision no longer exists, there is no longer any future benefit related to the costs, and as such, the amounts are expensed through other operating income (expense). For operating sites, a revision in estimates or a new disturbance will result in an adjustment to the provision with an offsetting adjustment to the capitalized asset retirement cost.

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset. The costs associated with these provisions are accrued and charged to other operating income (expense) in the period in which the event giving rise to the liability occurs. Changes in the estimated liability resulting in an adjustment to the provision are also charged to other operating income (expense) in the period in which the estimate changes.

Other provisions

Provisions are recognized when a present legal or constructive obligation exists as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate credit-adjusted risk-free rate.

Research and Development

Research costs are expensed as incurred. Development costs are only capitalized when the product or process is clearly defined; the technical feasibility has been established; the future market for the product or process is clearly defined; and we are committed, and have the resources, to complete the project.

Earnings per Share

Earnings per share is calculated based on the weighted average number of shares outstanding during the year. For diluted earnings per share, dilution is calculated based upon the net number of common shares issued should “in-the-money” options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year.

4.	Critical Accounting Estimates and Judgments

In preparing these consolidated financial statements, we make estimates and judgments that affect the amounts recorded. Actual results could differ from our estimates. Our estimates and judgments are based on historical experience and other factors we consider to be reasonable, including expectations of future events. The judgments and other sources of estimation uncertainty that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year are outlined below.

Impairment Testing

Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment or impairment reversal present and, accordingly, whether impairment testing is required. When impairment testing is required, discounted cash flow models are used to determine the recoverable amount of respective assets. These models are prepared internally with assistance from third-party advisors when required. When market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets. Significant assumptions used in preparing discounted cash flow models include commodity prices, reserves and resources, mine plans, operating costs, capital expenditures, discount rates, foreign exchange rates and inflation rates. Note 6 outlines the significant inputs used when performing goodwill and other asset impairment testing. These inputs are based on management’s best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the statement of income and the resulting carrying values of assets.

19

4.	Critical Accounting Estimates and Judgments (continued)

Property, Plant and Equipment – Determination of Available for Use Date

Judgment is required in determining the date that property, plant and equipment is available for use. An asset is available for use when it is in the location and condition necessary to operate in the manner intended by management, and at that time, we commence depreciation of the asset and cease capitalization of borrowing costs. We consider a number of factors in making the determination of when an asset is available for use including, but not limited to, design capacity of the asset, production levels achieved, capital spending remaining and commissioning status. The Fort Hills oil sands project produced first oil in January 2018. We expect the project to be available for use, as defined above, in the first half of 2018.

Joint Arrangements

We are a party to a number of arrangements over which we do not have control. Judgment is required in determining whether joint control over these arrangements exists and, if so, which parties have joint control and whether each arrangement is a joint venture or joint operation. In assessing whether we have joint control, we analyze the activities of each arrangement and determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, we generally consider decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. We may also consider other activities including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board of directors and other items. When circumstances or contractual terms change, we reassess the control group and the relevant activities of the arrangement.

If we have joint control over the arrangement, an assessment of whether the arrangement is a joint venture or joint operation is required. This assessment is based on whether we have rights to the assets, and obligations for the liabilities, relating to the arrangement or whether we have rights to the net assets of the arrangement. In making this determination, we review the legal form of the arrangement, the terms of the contractual arrangement and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give us rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. In such circumstances, we may consider the application of other facts and circumstances to conclude that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement. Other facts and circumstances have led us to conclude that Antamina and Fort Hills are joint operations for the purposes of our consolidated financial statements. The other facts and circumstances considered for both of these arrangements are the provisions for output to the parties of the joint arrangements. For both Antamina and Fort Hills, we will take our share of the output from the assets directly over the life of the arrangement. We have concluded that this, combined with other factors, gives us direct rights to the assets and obligations for the liabilities of these arrangements, proportionate to our ownership interests.

Streaming Transactions

When we enter into a long-term streaming arrangement linked to production at specific operations, judgment is required in assessing the appropriate accounting treatment for the transaction on the closing date and in future periods. We consider the specific terms of each arrangement to determine whether we have disposed of an interest in the reserves and resources of the respective operation. This assessment considers what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the operation. These include the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment and any guarantee relating to the upfront payment if production ceases.

4.	Critical Accounting Estimates and Judgments (continued)

For our silver and gold streaming arrangements entered into in 2015, there is no guarantee associated with the upfront payment, and we have concluded that we have effectively disposed of the interest in the silver and gold mineral interests at Antamina and Carmen de Andacollo, respectively. Accordingly, we consider these arrangements a disposition of a mineral interest.

When the ongoing payment we receive is based on future commodity prices at the date deliveries are made, this may be considered an embedded derivative (Note 28(c)). The valuation of embedded derivatives in these arrangements is an area of estimation and is determined using discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward curve prices, mine plans and discount rates. Changes in these assumptions could affect the carrying value of derivative assets or liabilities and the amount of unrealized gains or losses recognized in other operating income (expense).

Estimated Recoverable Reserves and Resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters as set forth in National Instrument 43-101, Standards of Disclosure for Mineral Projects and National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities. These include production costs, mining and processing recoveries, cut-off grades, long-term commodity prices and, in some cases, exchange rates, inflation rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be affected by forecasted commodity prices, inflation rates, exchange rates, capital and production costs, and recoveries, among other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for capitalized production stripping costs, in performing impairment testing, and in forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could affect the carrying value of assets, depreciation and impairment charges recorded in the statement of income and the carrying value of the decommissioning and restoration provision.

Decommissioning and Restoration Provisions

The decommissioning and restoration provision (DRP) is based on future cost estimates using information available at the balance sheet date (Note 22(a)). The DRP represents the present value of estimated costs of future decommissioning and other site restoration activities. The DRP is adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the credit adjusted discount rate. The decommissioning and restoration provision requires other significant estimates and assumptions, including the requirements of the relevant legal and regulatory framework and the timing, extent and costs of required decommissioning and restoration activities. To the extent the actual costs differ from these estimates, adjustments will be recorded and the income statement may be affected.

During the year ended December 31, 2017, we updated our cost estimates for water quality management in the Elk Valley, including post-closure water quality management costs. These updates have increased our DRP for water quality management at Teck Coal to $394 million, which is an increase of approximately $244 million compared to December 31, 2016. The DRP includes water quality management costs based on mining activities up to December 31, 2017 and does not incorporate future mining activities. The water quality management costs included in our DRP extend for periods up to 100 years and are discounted using a nominal discount rate of 6.82% as at December 31, 2017. The cash flow estimates are inflated at a rate of 2.00%.

Current and Deferred Taxes

We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of our financial statements, and the final determination of actual amounts may not be completed for a number of years. Therefore, profit in subsequent periods will be affected by the amount that estimates differ from the final tax return.

4.	Critical Accounting Estimates and Judgments (continued)

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet and what tax rate is expected to be applied in the year when the related temporary differences reverse, particularly in regard to the utilization of tax loss carry-forwards. We also evaluate the recoverability of deferred tax assets based on an assessment of our ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves and resources, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. Judgment is also required on the application of income tax legislation. These estimates and judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit.

5.	Expenses by Nature

(CAD$ in millions)	2017	2016
Employment-related costs:
Wages and salaries	$899	$858
Employee benefits and other wage-related costs	236	250
Bonus payments	192	162
Post-employment benefits and pension costs	122	112

	1,449	1,382
Transportation	1,331	1,270
Depreciation and amortization	1,467	1,385
Raw material purchases	824	876
Fuel and energy	657	596
Operating supplies consumed	569	558
Maintenance and repair supplies	698	586
Contractors and consultants	570	427
Overhead costs	287	293
Royalties	453	312
Other operating costs	9	13

	8,314	7,698
Less:
Capitalized production stripping costs	(678)	(477)
Change in inventory	12	(137)

Total cost of sales, general and administration, exploration and research and development expenses	$7,648	$7,084

Approximately 28% (2016 — 29%) of our costs are incurred at our foreign operations where the functional currency is the U.S. dollar.

6.	Asset and Goodwill Impairment Testing

a)	Impairment Reversal and Asset Impairments

The following pre-tax impairment reversal and (asset impairments) were recorded in the statement of profit and loss:

Impairment Reversal and (Asset Impairments)

(CAD$ in millions)	2017	2016
Steelmaking coal CGU	$207	$—
Fort Hills oil sands project	—	(222)
Other	(44)	(72)

Total	$163	$(294)

Steelmaking Coal CGU

As at December 31, 2017, we recorded a pre-tax impairment reversal of $207 million (after-tax $131 million) related to one of the mines in our steelmaking coal CGU. The estimated post-tax recoverable amount of this mine was significantly higher than the carrying value. This impairment reversal arose as a result of changes in short-term and long-term market participant price expectations for steelmaking coal and expected future operating cost estimates included in our annual goodwill impairment testing. The impairment reversal affects the profit (loss) of our steelmaking coal operating segment (Note 27).

Fort Hills Project

For the year ended December 31, 2017, we noted an impairment indicator at Fort Hills and the recoverable amount of the CGU was estimated.

As at December 31, 2017, we did not record an impairment charge for our share of the Fort Hills oil sands project as our estimated post-tax recoverable amount of $3.7 billion approximately equaled our carrying value.

As at December 31, 2016, we recorded a pre-tax impairment charge of $222 million (after-tax $164 million) within our property, plant and equipment balance related to our interest in Fort Hills. This was a result of our estimated post-tax recoverable amount of $2.5 billion being lower than our carrying value.

Cash flow projections used in the 2017 and 2016 analyses were based on current life of mine plans at the testing date and exploration potential and cash flows covered a period of 49 years and 44 years, respectively. We performed impairment testing for Fort Hills in 2017 and 2016 as a result of an increase in development costs associated with the Fort Hills oil sands project.

Other

During the year ended December 31, 2017, we recorded other asset impairments of $44 million relating to Quebrada Blanca assets that will not be recovered through use and will not be used for Quebrada Blanca Phase 2.

During the year ended December 31, 2016, we recorded other asset impairments of $72 million, of which $46 million related to a project at our Trail Operations that will not be completed and $26 million related to the Wintering Hills Wind Power Facility, which was sold in 2017.

6.	Asset and Goodwill Impairment Testing (continued)

Sensitivity Analysis

The recoverable amount of Fort Hills is most sensitive to changes in WCS oil prices, the Canadian/U.S. dollar exchange rates and discount rates. The key inputs used in our determination of recoverable amounts interrelate significantly with each other and with our operating plans. For example, a decrease in long-term commodity prices would result in us making amendments to the mine plans that would partially offset the effect of lower prices through lower operating and capital costs. It is difficult to determine how all of these factors would interrelate, but in estimating the effect of changes in these assumptions on fair values, we believe that all of these factors need to be considered together. A linear extrapolation of these effects becomes less meaningful as the change in assumption increases.

Ignoring the above described interrelationships, in isolation a US$1 decrease in the long-term WCS oil price would result in a reduction in the recoverable amount of $140 million. A $0.01 strengthening of the Canadian dollar against the U.S. dollar would result in a reduction in the recoverable amount of $50 million. A 25 basis point increase in the discount rate would result in a reduction in the recoverable amount of approximately $150 million.

b)	Annual Goodwill Impairment Testing

The allocation of goodwill to CGUs or groups of CGUs reflects how goodwill is monitored for internal management purposes. Our Quebrada Blanca CGU and steelmaking coal CGU have goodwill allocated to them (Note 16).

In 2017, we performed our annual goodwill impairment testing at October 31 and did not identify any goodwill impairment losses.

Cash flow projections are based on expected mine life. For our steelmaking coal operations, the cash flows cover periods of 15 to 42 years with a steady state thereafter until reserves and resources are exhausted. For Quebrada Blanca, the cash flows cover a period of 29 years, with a steady state thereafter until reserves and resources are exhausted.

Given the nature of expected future cash flows used to determine the recoverable amount, a material change could occur over time as the cash flows are significantly affected by the key assumptions described below in Note 6(c).

Sensitivity Analysis

Our annual goodwill impairment test carried out at October 31, 2017 resulted in the recoverable amount of our steelmaking coal CGU exceeding its carrying value by approximately $6.2 billion. The recoverable amount of our steelmaking coal CGU is most sensitive to the long-term Canadian dollar steelmaking coal price assumption. In isolation, a 14% decrease in the long-term Canadian dollar steelmaking coal price would result in the recoverable amount of the steelmaking coal CGU being equal to the carrying value.

The recoverable amount of Quebrada Blanca exceeded the carrying amount by approximately $1.2 billion at the date of our annual goodwill impairment testing. The recoverable amount of Quebrada Blanca is most sensitive to the long-term copper price assumption and the development timeline of Quebrada Blanca Phase 2 project. In isolation, a 6% decrease in the long-term copper price or a 3.5-year delay in the development of the Quebrada Blanca Phase 2 project would result in the recoverable amount of Quebrada Blanca being equal to its carrying value.

6.	Asset and Goodwill Impairment Testing (continued)

c)	Key Assumptions

The following are the key assumptions used in our asset impairment, asset impairment reversal and goodwill impairment analyses during the years ended December 31, 2017 and 2016:

	2017	2016
Steelmaking coal prices	Current price used in initial year, decreased to a long-term price in 2022 of US$140 per tonne	Current price used in initial year, decreased to a long-term price in 2021 of US$130 per tonne

Copper prices	Current price used in initial year, decreased to a long-term price in 2022 of US$3.00 per pound	Current price used in initial year, increased to a long-term price in 2021 of US$3.00 per pound

Western Canadian Select (WCS) Oil prices	Current price used in initial year, increased to a long-term price in 2022 of US$57 per barrel	Current price used in initial year, increased to a long-term price in 2021 of US$57 per barrel

Discount rate	5.2% — 5.9%	5.5% — 6.0%

Long-term foreign exchange rate	1 U.S. to 1.25 Canadian dollars	1 U.S. to 1.25 Canadian dollars

Inflation rate	2%	2%

Commodity Prices

Commodity price assumptions are based on a number of factors, including forward curves in the near term, and are benchmarked with external sources of information, including information published by our peers and market transactions, where possible, to ensure they are within the range of values used by market participants.

Discount Rates

Discount rates are based on a mining weighted average cost of capital for all mining operations and an oil sands weighted average cost of capital for the Fort Hills oil sands project. For the year ended December 31, 2017, we used a discount rate of 5.9% real, 8.0% nominal post-tax (2016 — 5.8% real, 7.9% nominal post-tax) for mining operations and goodwill. For the year ended December 31, 2017, we used a discount rate of 5.2% real, 7.3% nominal post-tax (2016 — 5.5% real, 7.6% nominal post-tax) for oil sands operations.

Foreign Exchange Rates

Foreign exchange rates are benchmarked with external sources of information based on a range used by market participants. Long-term foreign exchange assumptions are from year 2022 onwards for analysis performed in the year ended December 31, 2017 and are from year 2021 onwards for analysis performed in the year ended December 31, 2016.

Inflation Rates

Inflation rates are based on average historical inflation for the location of each operation and long-term government targets.

Reserves and Resources

Future mineral production is included in projected cash flows based on mineral reserve and resource estimates and on exploration and evaluation work undertaken by appropriately qualified persons.

6.	Asset and Goodwill Impairment Testing (continued)

Operating Costs and Capital Expenditures

Operating costs and capital expenditures are based on life of mine plans and internal management forecasts. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of each operation, and the risks associated with each operation. Future capital expenditures are based on management’s best estimate of expected future capital requirements, which are generally for the extraction and processing of existing reserves and resources. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are continuously subjected to ongoing optimization and review by management.

Recoverable Amount Basis

We estimate the recoverable amount of our CGUs on a fair value less costs of disposal (FVLCD) basis using a discounted cash flow methodology and taking into account assumptions likely to be made by market participants unless it is expected that the value-in-use methodology would result in a higher recoverable amount. For the asset impairment, impairment reversal and goodwill impairment analyses performed in December 31, 2017 and 2016 (Note 6(a)), we have applied the FVLCD basis. This is classified as a Level 3 measurement within the fair value measurement hierarchy (Note 29).

7.	Other Operating Income (Expense)

(CAD$ in millions)	2017	2016
Settlement pricing adjustments (Note 28(b))	$190	$153
Share-based compensation	(125)	(171)
Environmental and care and maintenance costs	(186)	(144)
Social responsibility and donations	(7)	(25)
Gain on sale of assets	35	62
Commodity derivatives (Note 28(b) and Note 28(c))	12	32
Restructuring	(11)	(8)
Take or pay contract costs	(81)	(48)
Break fee in respect of Waneta Dam sale (Note 12)	(28)	—
Other	(29)	(48)

	$(230)	$(197)

8.	Finance Income and Finance Expense

(CAD$ in millions)	2017	2016
Finance income
Investment income	$17	$16

Total finance income	$17	$16

Finance expense
Debt interest	$385	$476
Letters of credit and standby fees	70	62
Net interest expense on retirement benefit plans	12	14
Accretion on decommissioning and restoration provisions (Note 22(a))	81	55
Other	14	13

	562	620
Less capitalized borrowing costs (Note 15(c))	(333)	(266)

Total finance expense	$229	$354

9.	Non-Operating Income (Expense)

(CAD$ in millions)	2017	2016
Foreign exchange gains	$5	$46
Gain on debt prepayment options (Note 28(b))	51	113
Gain on sale of investments	9	34
Gain (loss) on debt repurchases (Note 18(a) and Note 18(b))	(216)	49
Provision for marketable securities	—	(3)

	$(151)	$239

10.	Supplemental Cash Flow Information

(CAD$ in millions)	December 31, 2017	December 31, 2016
Cash and cash equivalents
Cash	$230	$254
Investments with maturities from the date of acquisition of three months or less	722	1,153

	$952	$1,407

(CAD$ in millions)	2017	2016
Net change in non-cash working capital items
Trade accounts receivable	$(250)	$(480)
Inventories	(1)	(86)
Trade accounts payable and other liabilities	345	206

	$94	$(360)

11.	Inventories

(CAD$ in millions)	December 31, 2017	December 31, 2016
Supplies	$563	$586
Raw materials	223	204
Work in-process	529	521
Finished products	430	449

	1,745	1,760
Less long-term portion (Note 13)	(108)	(87)

	$1,637	$1,673

Cost of sales of $7.4 billion (2016 — $6.9 billion) include $6.7 billion (2016 — $6.3 billion) of inventories recognized as an expense during the year.

Total inventories held at net realizable value amounted to $17 million at December 31, 2017 (December 31, 2016 — $53 million). Total inventory write-downs in 2017 were $20 million (2016 — $7 million) and were included as part of cost of sales. Total reversals of inventory write-downs previously recorded were $30 million in 2017 (2016 — $23 million) as a result of an increase in net realizable value primarily relating to commodity price increases. These reversals were included as part of cost of sales.

Long-term inventories consist of ore stockpiles and other in-process materials that are not expected to be processed within one year.

12.	Assets Held for Sale

During the year ended December 31, 2017, we announced an agreement to sell our two-thirds interest in the Waneta Dam and related transmission assets for $1.2 billion cash to Fortis Inc. (Fortis). Under the agreement, we were granted a 20-year lease with an option to extend for an additional 10 years to use Fortis’ two-thirds interest in the Waneta Dam, which entitles us to power for our Trail Operations. During the third quarter of 2017, BC Hydro exercised their right of first offer in respect of this transaction on materially the same terms. The closing of the transaction with BC Hydro is subject to customary conditions, including receipt of regulatory approvals and certain consents and is not expected to close before the third quarter of 2018. During the year, we paid a break fee of $28 million to Fortis, which was recorded as part of other operating income (expense) (Note 7).

We have reclassified the carrying value of the Waneta Dam and related transmission assets to “assets held for sale” and ceased depreciation on these assets in accordance with the requirements of IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. There were no adjustments required to the carrying amount of the Waneta Dam assets on reclassification to assets held for sale as the FVLCD exceeded the carrying amount.

The Waneta Dam is a hydroelectric dam that is located near the Trail smelter. We hold a two-thirds interest in the Waneta Dam and report this asset in our zinc operating segment (Note 27).

13.	Financial and Other Assets

(CAD$ in millions)	December 31, 2017	December 31, 2016
Long-term receivables and deposits	$209	$249
Available-for-sale marketable equity and debt securities carried at fair value	156	163
Debt prepayment options (Note 28(c))	108	139
Derivative assets	12	1
Pension plans in a net asset position (Note 21(a))	339	283
Long-term portion of inventories (Note 11)	108	87
Intangibles	76	74
Other	43	38

	$1,051	$1,034

14.	Investments in Associates and Joint Ventures

(CAD$ in millions)	NuevaUnión	Other	Total
At January 1, 2016	$959	$58	$1,017
Contributions	13	8	21
Changes in foreign exchange rates	(28)	(1)	(29)
Share of income	2	—	2
Share of other comprehensive income	—	1	1

At December 31, 2016	$946	$66	$1,012
Contributions	43	4	47
Changes in foreign exchange rates	(64)	1	(63)
Share of income	4	2	6
Share of other comprehensive income	—	(1)	(1)
Acquisition of AQM Copper Inc.	—	(58)	(58)

At December 31, 2017	$929	$14	$943

15.	Property, Plant and Equipment

(CAD$ in millions)	Exploration and Evaluation	Mineral Properties	Land, Buildings, Plant and Equipment	Capitalized Production Stripping Costs	Construction In Progress	Total
At December 31, 2015
Cost	$1,600	$18,001	$13,208	$3,761	$3,186	$39,756
Accumulated depreciation	—	(4,776)	(6,574)	(1,615)	—	(12,965)

Net book value	$1,600	$13,225	$6,634	$2,146	$3,186	$26,791

Year ended December 31, 2016
Opening net book value	$1,600	$13,225	$6,634	$2,146	$3,186	$26,791
Additions	24	47	173	531	1,112	1,887
Disposals	—	—	(10)	—	—	(10)
Asset impairments (Note 6)	—	—	(26)	—	(268)	(294)
Depreciation and amortization	—	(356)	(657)	(500)	—	(1,513)
Transfers between classifications	—	—	276	—	(276)	—
Decommissioning and restoration provision change in estimate	—	633	26	—	—	659
Capitalized borrowing costs	—	91	—	—	175	266
Other	(9)	—	(6)	—	—	(15)
Changes in foreign exchange rates	(2)	(78)	(58)	(16)	(22)	(176)

Closing net book value	$1,613	$13,562	$6,352	$2,161	$3,907	$27,595

At December 31, 2016
Cost	$1,613	$18,667	$13,517	$4,269	$3,907	$41,973
Accumulated depreciation	—	(5,105)	(7,165)	(2,108)	—	(14,378)

Net book value	$1,613	$13,562	$6,352	$2,161	$3,907	$27,595

Year ended December 31, 2017
Opening net book value	$1,613	$13,562	$6,352	$2,161	$3,907	$27,595
Additions	171	174	562	742	1,284	2,933
Disposals	—	—	(67)	—	—	(67)
Impairment reversal and (asset impairments) (Note 6)	—	207	(44)	—	—	163
Depreciation and amortization	—	(368)	(640)	(566)	—	(1,574)
Transfers between classifications	—	(8)	104	—	(96)	—
Decommissioning and restoration provision change in estimate	—	501	24	—	—	525
Capitalized borrowing costs	—	102	—	—	231	333
Reclass of Waneta Dam and other	—	40	(394)	—	—	(354)
Changes in foreign exchange rates	(10)	(240)	(155)	(39)	(65)	(509)

Closing net book value	$1,774	$13,970	$5,742	$2,298	$5,261	$29,045

At December 31, 2017
Cost	$1,774	$19,329	$12,948	$4,561	$5,261	$43,873
Accumulated depreciation	—	(5,359)	(7,206)	(2,263)	—	(14,828)

Net book value	$1,774	$13,970	$5,742	$2,298	$5,261	$29,045

15.	Property, Plant and Equipment (continued)

a)	Exploration and Evaluation

Significant exploration and evaluation projects in property, plant and equipment include Galore Creek and non-Fort Hills oil sands properties in Alberta.

b)	Finance Leases

The net carrying value of property, plant and equipment held under finance lease (Note 18(c)) at December 31, 2017 is $406 million (2016 — $220 million), of which $192 million (2016 — $220 million) is included in land, buildings, plant and equipment and $214 million (2016 — $nil) is included in construction in progress for our share of the pipeline leases of the Fort Hills oil sands project. Ownership of leased assets remains with the lessor.

c)	Borrowing Costs

Borrowing costs are capitalized at a rate based on our weighted average cost of borrowing or at the rate on the project-specific debt, as applicable. These projects are shown as part of mineral properties and leases, land, buildings, plant and equipment, or construction in progress. Our weighted average borrowing rate used for capitalization of borrowing costs in 2017 was 5.8% (2016 — 5.7%).

16.	Goodwill

(CAD$ in millions)	Steelmaking Coal Operations	Quebrada Blanca	Total
January 1, 2016	$702	$425	$1,127
Changes in foreign exchange rates	—	(13)	(13)

December 31, 2016	$702	$412	$1,114
Changes in foreign exchange rates	—	(27)	(27)

December 31, 2017	$702	$385	$1,087

The results of our annual goodwill impairment analysis and key assumptions used in the analysis are outlined in Notes 6(b) and 6(c).

17.	Trade Accounts Payable and Other Liabilities

(CAD$ in millions)	December 31, 2017	December 31, 2016
Trade accounts payable and accruals	$1,150	$986
Capital project accruals	149	142
Payroll-related liabilities	420	252
Accrued interest	120	148
Commercial and government royalties	296	246
Customer deposits	19	18
Current portion of provisions (Note 22(a))	133	71
Current portion of deferred consideration (Note 20)	23	32
Other	3	7

	$2,313	$1,902

18.	Debt

	December 31, 2017			December 31, 2016
($ in millions)	Face Value (US$)	Carrying Value (CAD$)	Fair Value (CAD$)	Face Value (US$)	Carrying Value (CAD$)	Fair Value (CAD$)
3.15% notes due January 2017	$—	$—	$—	$34	$45	$45
3.85% notes due August 2017	—	—	—	16	21	21
2.5% notes due February 2018	22	28	28	22	30	30
3.0% notes due March 2019 (a)	—	—	—	278	372	375
4.5% notes due January 2021 (a)	220	274	285	500	668	685
8.0% notes due June 2021 (a)(b)	—	—	—	650	866	963
4.75% notes due January 2022 (a)	672	841	884	700	936	951
3.75% notes due February 2023 (a)(b)	646	804	818	670	891	858
8.5% notes due June 2024 (b)	600	753	853	600	806	935
6.125% notes due October 2035 (b)	609	751	865	609	804	801
6.0% notes due August 2040 (b)	491	613	686	491	658	623
6.25% notes due July 2041 (b)	795	986	1,144	795	1,055	1,043
5.2% notes due March 2042 (b)	399	494	502	399	528	477
5.4% notes due February 2043 (b)	377	468	481	377	500	450

	4,831	6,012	6,546	6,141	8,180	8,257
Antamina term loan due April 2020	23	28	28	23	30	30
Finance lease liabilities (c)	250	313	313	86	115	115
Other	13	16	16	13	18	18

	5,117	6,369	6,903	6,263	8,343	8,420
Less current portion of debt	(45)	(55)	(55)	(74)	(99)	(99)

	$5,072	$6,314	$6,848	$6,189	$8,244	$8,321

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 29).

a)	Debt Transactions — 2017

During the year ended December 31, 2017, we purchased US$1.26 billion aggregate principal amount of our outstanding notes pursuant to cash tender offers, make-whole redemptions and open-market purchases. The principal amount of notes purchased was US$278 million of 3.00% notes due 2019, US$280 million of 4.50% notes due January 2021, US$650 million of 8.00% notes due June 2021 (June 2021 notes), US$28 million of 4.75% notes due 2022 and US$24 million of 3.75% notes due 2023. The total cost of the purchases, which was funded from cash on hand, including the premiums, was US$1.36 billion. We recorded a pre-tax accounting charge of $216 million ($159 million after-tax) in non-operating income (expense) (Note 9) in connection with these purchases for the year ended December 31, 2017. The accounting charge of $216 million included $75 million relating to the write-off of the prepayment option recorded in other assets for the June 2021 notes (Note 28(c)).

18.	Debt (continued)

b)	Debt Transactions — 2016

In 2016, we purchased US$759 million aggregate principal amount of our outstanding notes through private and open market purchases. The principal amount of notes purchased was US$80 million of 3.75% notes due 2023, US$91 million of 6.125% notes due 2035, US$159 million of 6.00% notes due 2040, US$205 million of 6.25% notes due 2041, US$101 million of 5.20% notes due 2042 and US$123 million of 5.40% notes due 2043. The total cost of the purchases was US$693 million. We recorded a pre-tax accounting gain of $76 million (after-tax $67 million) in non-operating income (expense) (Note 9) in connection with these purchases for the year ended December 31, 2016.

In 2016, we issued US$650 million of senior unsecured notes due June 2021 which were repurchased in 2017. We also issued US$600 million of senior unsecured notes due June 2024 (2024 notes). The 2024 notes have a coupon of 8.50% per annum and an effective interest rate, after taking into account issuance costs and the prepayment option value, of 8.49%. These notes were issued at par value and are callable on or after June 1, 2019 at predefined prices based on the date of redemption. Prior to June 1, 2019, the 2024 notes can be redeemed, in whole or in part, at a redemption price equal to the principal amount plus accrued interest to, but not including, the date of redemption and a make-whole call premium. Our obligations under these notes are guaranteed on a senior unsecured basis by TML, Teck Coal, Teck South American Holdings Ltd. (formerly Teck Financial Corporation Ltd.), TCL U.S. Holdings Ltd., TAK and Highland Valley Copper, each a wholly owned subsidiary of Teck. The 2016 indenture limits the aggregate amount of additional indebtedness for borrowed money that the subsidiary guarantors may guarantee or otherwise incur to 10% of consolidated net tangible assets, subject to certain specified exceptions.

Net proceeds from these issuances in 2016, after underwriting and issuance costs, were US$1.227 billion. We used these proceeds and cash on hand to purchase US$1.25 billion aggregate principal amount of our outstanding notes in 2016 pursuant to cash tender offers. The principal amount of notes purchased in 2016 pursuant to the tender offers was US$266 million of 3.15% notes due 2017, US$284 million of 3.85% notes due 2017, US$478 million of 2.50% notes due 2018 and US$222 million of 3.00% notes due 2019. The total cost of the purchases, including the premium for the purchase, was US$1.267 billion. We recorded a pre-tax accounting charge of $27 million (after-tax $23 million) in non-operating income (expense) on these transactions (Note 9) during the year ended December 31, 2016.

The 2024 notes include a prepayment option that is considered to be an embedded derivative (Note 28(c)).

c)	Finance Lease Liabilities

As at December 31, 2017, the carrying amount of assets under finance leases is $406 million (Note 15(b)) and the corresponding finance lease liabilities are $313 million.

Minimum lease payments in respect of finance lease liabilities and the effect of discounting are as follows:

(CAD$ in millions)	December 31, 2017	December 31, 2016
Undiscounted minimum finance lease payments:
Less than one year	$51	$34
One to five years	134	43
Thereafter	554	62

	739	139
Effect of discounting	(426)	(24)

Present value of minimum finance lease payments — total finance lease liabilities	313	115
Less current portion	(27)	(33)

Long-term finance lease liabilities	$286	$82

18.	Debt (continued)

The present value of finance lease liabilities and their expected timing of payment are as follows:

(CAD$ in millions)	December 31, 2017	December 31, 2016
Less than one year	$48	$34
One to five years	106	39
Thereafter	159	42

Total	$313	$115

Fort Hills has a service agreement with TransCanada Corp. for the operation of the Northern Courier Pipeline to transport bitumen between the Fort Hills oil sands project and Fort McMurray, Alberta, for a period of 25 years with an option to renew for four additional five-year periods. As at December 31, 2017, our share of the related lease liability was $207 million.

d)	Optional Redemptions

All of our outstanding notes, except the 2024 notes, are redeemable at any time by repaying the greater of the principal amount and the present value of the sum of the remaining scheduled principal and interest amounts discounted at a comparable treasury yield plus a stipulated spread, plus, in each case, accrued interest to, but not including, the date of redemption. In addition, the 2023, 2042 and 2043 notes issued in 2012 are callable at 100% (plus accrued interest to, but not including, the date of redemption) at any time on or after November 1, 2022, September 1, 2041, and August 1, 2042, respectively. The 2022 and 2041 notes issued in 2011 are callable at 100% at any time on or after October 15, 2021, and January 15, 2041, respectively. The January 2021 notes are callable at 100% on or after October 15, 2020, and the 2040 notes are callable at 100% on or after February 15, 2040. The 2024 notes issued during the year ended December 31, 2016, can be redeemed as described in (b).

e)	Revolving Facilities

At December 31, 2017, we had two committed revolving credit facilities in the amounts of US$3.0 billion and US$1.2 billion, respectively. The US$3.0 billion facility is available until October 2022 and is undrawn at December 31, 2017. The US$1.2 billion facility is available until October 2020 and has an aggregate of US$809 million in outstanding letters of credit drawn against it at December 31, 2017.

Under our US$3.0 billion and US$1.2 billion facilities, our uncommitted credit facilities, certain standby letters of credit and hedging lines, we have provided subsidiary guarantees for the benefit of the credit facilities. As a result, our obligations under these agreements are guaranteed on a senior unsecured basis by TML, Teck Coal, Teck South American Holdings Ltd., TCL U.S. Holdings Ltd., TAK and Highland Valley Copper, each a wholly owned subsidiary of Teck.

Any amounts drawn under the committed revolving credit facilities can be repaid at any time and are due in full at maturity. While Teck has non-investment grade credit ratings, amounts outstanding under these facilities bear interest at LIBOR plus an applicable margin based on our leverage ratio. If and when Teck regains investment grade credit ratings, amounts outstanding under these facilities will bear interest at LIBOR plus an applicable margin based on credit ratings. Both facilities require that our total debt-to-capitalization ratio, which was 0.25 to 1.0 at December 31, 2017, not exceed 0.5 to 1.0.

When our credit ratings are below investment grade, we are required to satisfy financial security requirements under power purchase agreements at Quebrada Blanca and transportation, tank storage and pipeline capacity agreements for our interest in Fort Hills. At December 31, 2017, we had an aggregate of US$839 million in letters of credit outstanding for these security requirements. These letters of credit will be terminated if and when we regain investment grade ratings and for the power purchase agreements will also be reduced, if, and when, certain project milestones are reached.

18.	Debt (continued)

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at December 31, 2017, we were party to various uncommitted credit facilities providing for a total of $1.46 billion of capacity, and the aggregate outstanding letters of credit issued thereunder were $1.27 billion. In addition to the letters of credit outstanding under these uncommitted credit facilities, we also had stand-alone letters of credit of $336 million outstanding at December 31, 2017, which were not issued under a credit facility. These uncommitted credit facilities and stand-alone letters of credit are typically renewed on an annual basis.

We also have $350 million in surety bonds outstanding at December 31, 2017, to support current and future reclamation obligations.

f)	Scheduled Principal Payments

At December 31, 2017, the scheduled principal payments excluding finance lease liabilities (c), during the next five years and thereafter are as follows:

($ in millions)	US$	CAD$ Equivalent
2018	$22	$28
2019	—	—
2020	23	28
2021	220	275
2022	672	844
Thereafter	3,930	4,930

	$4,867	$6,105

g)	Debt Continuity

	US$		CAD$ Equivalent
($ in millions)	2017	2016	2017	2016
As at January 1	$6,213	$6,961	$8,343	$9,634
Cash flows
Issuance of debt	—	1,227	—	1,567
Scheduled debt repayments	(49)	—	(64)	—
Debt repurchases	(1,356)	(1,960)	(1,831)	(2,531)
Finance lease payments (c)	(26)	(22)	(34)	(29)
Non-cash changes
Issuance of debt	—	17	—	22
Loss (gain) on debt repurchases (a)(b)	105	(37)	141	(49)
Changes in foreign exchange rates	—	—	(424)	(308)
Finance lease liabilities (c)	187	21	234	28
Finance fees and discount amortization	3	6	4	9

As at December 31	$5,077	$6,213	$6,369	$8,343

19.	Income Taxes

a)	Provision for Income Taxes

(CAD$ in millions)	2017	2016
Current
Current taxes on profits for the year	$1,014	$551
Adjustments for current taxes of prior periods	(15)	(14)

Total current taxes	$999	$537

Deferred
Origination and reversal of temporary differences	$444	$42
Adjustments to deferred taxes of prior periods	23	(2)
Tax losses not recognized (recognition of previously unrecognized losses)	(9)	(10)
Effect due to tax legislative changes	(19)	20

Total deferred taxes	$439	$50

	$1,438	$587

b)	Reconciliation of income taxes calculated at the Canadian statutory income tax rate to the actual provision for income taxes is as follows:

(CAD$ in millions)	2017	2016
Tax (recovery) expense at the Canadian statutory income tax rate of 26.10% (2016 — 26.10%)	$1,038	$425
Tax effect of:
Resource taxes	371	170
Resource and depletion allowances	(128)	(110)
Non-temporary differences including one-half of capital gains and losses	14	(15)
Tax pools not recognized (recognition of previously unrecognized tax pools)	(9)	(10)
Effect due to tax legislative changes	(19)	20
Withholding taxes	57	40
Difference in tax rates in foreign jurisdictions	129	90
Revisions to prior year estimates	12	(5)
Other	(27)	(18)

	$1,438	$587

Effective January 1, 2018, the Canadian statutory tax rate increased by 1% due to the British Columbia legislative change which resulted in an increase to deferred tax liabilities of $82 million.

As a result of the enacted U.S. tax reform, our statutory U.S. federal income tax rate decreased from 35% to 21%. Accordingly, a $101 million reduction in our deferred tax liabilities was recorded, which relates to the reduction in corporate income tax rate and the repeal of the corporate alternative minimum tax regime.

19.	Income Taxes (continued)

c)	The amount of deferred tax expense charged (credited) to the income statement is as follows:

(CAD$ in millions)	2017	2016
Net operating loss carryforwards	$133	$(154)
Capital allowances in excess of depreciation	775	311
Decommissioning and restoration provisions	(393)	(212)
U.S. alternative minimum tax credits	(31)	(9)
Unrealized foreign exchange losses	89	113
Withholding taxes	(10)	4
Retirement benefit plans	4	2
Other temporary differences	(128)	(5)

	$439	$50

d)	Temporary differences giving rise to deferred income tax assets and liabilities are as follows:

(CAD$ in millions)	December 31, 2017	December 31, 2016
Net operating loss carryforwards	$58	$32
Property, plant and equipment	(189)	35
Decommissioning and restoration provisions	78	—
U.S. alternative minimum tax credits	143	—
Retirement benefit plans	23	—
Other temporary differences	41	45

Deferred income tax assets	$154	$112

Net operating loss carryforwards	$(1,059)	$(1,218)
Property, plant and equipment	7,390	6,881
Decommissioning and restoration provisions	(754)	(439)
U.S. alternative minimum tax credits	—	(112)
Unrealized foreign exchange	(135)	(224)
Withholding taxes	79	89
Retirement benefit plans	(22)	(92)
Other temporary differences	(101)	11

Deferred income tax liabilities	$5,398	$4,896

19.	Income Taxes (continued)

e)	The general movement in the net deferred income taxes account is as follows:

(CAD$ in millions)	2017	2016
As at January 1	$4,784	$4,738
Income statement change	439	50
Amounts recognized in equity	—	6
Tax charge relating to components of other comprehensive income	90	37
Foreign exchange and other differences	(69)	(47)

As at December 31	$5,244	$4,784

f)	Deferred Tax Liabilities Not Recognized

Deferred tax liabilities of $694 million (2016 — $730 million) have not been recognized on the unremitted earnings associated with investments in subsidiaries and interests in joint arrangements where we are in a position to control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the foreseeable future.

g)	Loss Carryforwards and Canadian Development Expenses

At December 31, 2017, we had $3.63 billion of Canadian federal net operating loss carryforwards (2016 — $4.57 billion). These loss carryforwards expire at various dates between 2028 and 2036. We have $981 million of cumulative Canadian development expenses at December 31, 2017 (2016 — $1.33 billion), which are deductible for income tax purposes on a declining balance basis at a maximum rate of 30% per year. The deferred tax benefits of these pools have been recognized. In addition, we have $103.7 million of Canadian federal and provincial investment tax credits that expire at various dates between 2021 and 2037.

h)	Deferred Tax Assets Not Recognized

We have not recognized $231 million (2016 — $270 million) of deferred tax assets associated with unused tax credits and tax pools in entities and jurisdictions that do not have established sources of taxable income.

20.	Deferred Consideration

In 2015, we entered into a long-term streaming agreement with a subsidiary of Franco-Nevada Corporation (Franco-Nevada) linked to our share of silver production at the Antamina mine.

We received a payment of $789 million (US$610 million) from Franco-Nevada on closing of the transaction, and we receive 5% of the spot price at the time of delivery for each ounce of silver delivered under the agreement. We deliver silver to Franco-Nevada equivalent to 22.5% of payable silver sold by Antamina, which represents our proportionate share of silver produced by Antamina. In the event that 86 million ounces of silver has been delivered under the agreement, the stream will be reduced by one-third to 15% of payable silver sold by Antamina.

Antamina is not a party to the agreement with Franco-Nevada, and our rights as a shareholder of Antamina are unaffected by the agreement.

20.	Deferred Consideration (continued)

The following table summarizes the movements in deferred consideration for the years ended December 31, 2017, and 2016:

(CAD$ in millions)	2017	2016
As at January 1	$755	$816
Recognized in profit	(32)	(36)
Changes in foreign exchange rates	(49)	(25)

As at December 31	$674	$755
Less current portion of deferred consideration (Note 17)	(23)	(32)

Long-term deferred consideration	$651	$723

21.	Retirement Benefit Plans

We have defined contribution pension plans for certain groups of employees. Our share of contributions to these plans is expensed in the year earned by employees.

We have multiple defined benefit pension plans registered in various jurisdictions that provide benefits based principally on employees’ years of service and average annual remuneration. These plans are only available to certain qualifying employees, and some are now closed to additional members. The plans are “flat-benefit” or “final-pay” plans and may provide for inflationary increases in accordance with certain plan provisions. All of our registered defined benefit pension plans are governed and administered in accordance with applicable pension legislation in either Canada or the United States. Actuarial valuations are performed at least every three years to determine minimum annual contribution requirements as prescribed by applicable legislation. For the majority of our plans, current service costs are funded based on a percentage of pensionable earnings or as a flat dollar amount per active member depending on the provisions of the pension plans. Actuarial deficits are funded in accordance with minimum funding regulations in each applicable jurisdiction. All of our defined benefit pension plans were actuarially valued within the past three years. While the majority of benefit payments are made from registered held-in-trust funds, there are also several unregistered and unfunded plans where benefit payment obligations are met as they fall due.

We also have several post-retirement benefit plans that provide post-retirement medical, dental and life insurance benefits to certain qualifying employees and surviving spouses. These plans are unfunded, and we meet benefit obligations as they come due.

21.	Retirement Benefit Plans (continued)

a)	Actuarial Valuation of Plans

	2017		2016
(CAD$ in millions)	Defined Benefit Pension Plans	Non-Pension Post- Retirement Benefit Plans	Defined Benefit Pension Plans	Non-Pension Post- Retirement Benefit Plans
Defined benefit obligation
Balance at beginning of year	$2,106	$538	$2,112	$518
Current service cost	48	24	46	21
Past service costs arising from plan improvements	10	—	7	1
Benefits paid	(153)	(23)	(151)	(19)
Interest expense	79	22	79	21
Obligation experience adjustments	27	(22)	(8)	2
Effect from change in financial assumptions	119	25	33	8
Effect from change in demographic assumptions	—	(104)	(6)	(13)
Changes in foreign exchange rates	(12)	(5)	(6)	(1)

Balance at end of year	2,224	455	2,106	538
Fair value of plan assets
Fair value at beginning of year	2,342	—	2,312	—
Interest income	88	—	87	—
Return on plan assets, excluding amounts included in interest income	212	—	63	—
Benefits paid	(153)	(23)	(151)	(19)
Contributions by the employer	31	23	36	19
Changes in foreign exchange rates	(10)	—	(5)	—

Fair value at end of year	2,510	—	2,342	—

Funding surplus (deficit)	286	(455)	236	(538)

Less effect of the asset ceiling
Balance at beginning of year	58	—	36	—
Interest on asset ceiling	3	—	1	—
Change in asset ceiling	(17)	—	21	—

Balance at end of year	44	—	58	—

Net accrued retirement benefit asset (liability)	$242	$(455)	$178	$(538)

Represented by:
Pension assets (Note 13)	$339	$—	$283	$—
Accrued retirement benefit liability	(97)	(455)	(105)	(538)

Net accrued retirement benefit asset (liability)	$242	$(455)	$178	$(538)

A number of the plans have a surplus totalling $44 million at December 31, 2017 (December 31, 2016 — $58 million), which is not recognized on the basis that future economic benefits are not available to us in the form of a reduction in future contributions or a cash refund.

In 2017, we recorded a $104 million gain through other comprehensive income (loss) as a result of changes in assumptions related to a reduction in future Medical Services Plan premiums required for post-retirement benefit plan members in the Province of British Columbia.

21.	Retirement Benefit Plans (continued)

We expect to contribute $28 million to our defined benefit pension plans in 2018 based on minimum funding requirements. The weighted average duration of the defined benefit pension obligation is 14 years and the weighted average duration of the non-pension post-retirement benefit obligation is 17 years.

Defined contribution expense for 2017 was $44 million (2016 — $44 million).

b)	Significant Assumptions

The discount rate used to determine the defined benefit obligations and the net interest cost was determined by reference to the market yields on high-quality debt instruments at the measurement date with durations similar to the duration of the expected cash flows of the plans.

Weighted average assumptions used to calculate the defined benefit obligation at the end of each year are as follows:

	2017		2016
	Defined Benefit Pension Plans	Non-Pension Post- Retirement Benefit Plans	Defined Benefit Pension Plans	Non-Pension Post- Retirement Benefit Plans
Discount rate	3.36%	3.44%	3.74%	3.79%
Rate of increase in future compensation	3.25%	3.25%	3.25%	3.25%
Initial medical trend rate	—	5.00%	—	5.50%
Ultimate medical trend rate	—	5.00%	—	5.00%
Years to reach ultimate medical trend rate	—	—	—	2

c)	Sensitivity of the defined benefit obligation to changes in the weighted average assumptions:

	2017
	Effect on Defined Benefit Obligation
	Change in Assumption	Increase in Assumption	Decrease in Assumption
Discount rate	1.0%	Decrease by 15%	Increase by 17%
Rate of increase in future compensation	1.0%	Increase by 1%	Decrease by 1%
Medical cost claim trend rate	1.0%	Increase by 2%	Decrease by 2%

	2016
	Effect on Defined Benefit Obligation
	Change in Assumption	Increase in Assumption	Decrease in Assumption
Discount rate	1.0%	Decrease by 13%	Increase by 15%
Rate of increase in future compensation	1.0%	Increase by 1%	Decrease by 1%
Medical cost claim trend rate	1.0%	Increase by 2%	Decrease by 2%

The above sensitivity analyses are based on a change in each actuarial assumption while holding all other assumptions constant. The sensitivity analyses on our defined benefit obligation are calculated using the same methods as those used for calculating the defined benefit obligation recognized on our balance sheet. The methods and types of assumptions used in preparing the sensitivity analyses did not change from the prior period.

21.	Retirement Benefit Plans (continued)

d)	Mortality Assumptions

Assumptions regarding future mortality are set based on management’s best estimate in accordance with published mortality tables and expected experience. These assumptions translate into the following average life expectancies for an employee retiring at age 65:

	2017		2016
	Male	Female	Male	Female
Retiring at the end of the reporting period	85.2 years	87.6 years	85.1 years	87.6 years
Retiring 20 years after the end of the reporting period	86.3 years	88.6 years	86.3 years	88.6 years

e)	Significant Risks

The defined benefit pension plans and post-retirement benefit plans expose us to a number of risks, the most significant of which include asset volatility risk, changes in bond yields, and an increase in life expectancy.

Asset volatility risk

The discount rate used to determine the defined benefit obligations is based on AA-rated corporate bond yields. If our plan assets underperform this yield, the deficit will increase. Our strategic asset allocation includes a significant proportion of equities that increases volatility in the value of our assets, particularly in the short term. We expect equities to outperform corporate bonds in the long term.

Changes in bond yields

A decrease in bond yields increases plan liabilities, which are partially offset by an increase in the value of the plans’ bond holdings.

Life expectancy

The majority of the plans’ obligations are to provide benefits for the life of the member. Increases in life expectancy will result in an increase in the plans’ liabilities.

f)	Investment of Plan Assets

The assets of our defined benefit pension plans are managed by external asset managers under the oversight of the Teck Resources Limited Executive Pension Committee.

Our pension plan investment strategies support the objectives of each defined benefit plan and are related to each plan’s demographics and timing of expected benefit payments to plan members. The objective for the plan asset portfolios is to achieve annualized portfolio returns over five-year periods in excess of the annualized percentage change in the Consumer Price Index plus a certain premium.

Strategic asset allocation policies have been developed for each defined benefit plan to achieve this objective. The policies also reflect an asset/liability matching framework that seeks to reduce the effect of interest rate changes on each plan’s funded status by matching the duration of the bond investments with the duration of the pension liabilities. We do not use derivatives to manage interest risk. Asset allocation is monitored at least quarterly and rebalanced if the allocation to any asset class exceeds its allowable allocation range. Portfolio and investment manager performance is monitored quarterly and the investment guidelines for each plan are reviewed at least annually.

21.	Retirement Benefit Plans (continued)

The defined benefit pension plan assets at December 31, 2017 and 2016 are as follows:

	2017			2016
(CAD$ in millions)	Quoted	Unquoted	Total %	Quoted	Unquoted	Total %
Equity securities	$1,184	$—	47%	$1,124	$—	48%
Debt securities	$935	$—	37%	$850	$—	36%
Real estate and other	$74	$317	16%	$49	$319	16%

22.	Other Liabilities and Provisions

(CAD$ in millions)	December 31, 2017	December 31, 2016
Provisions (a)	$1,905	$1,236
Derivative liabilities (net of current portion of $nil (2016 —$5 million))	43	21
Other	29	65

	$1,977	$1,322

a)	Provisions

The following table summarizes the movements in provisions for the year ended December 31, 2017:

(CAD$ in millions)	Decommissioning and Restoration Provisions	Other	Total
As at January 1, 2017	$1,220	$87	$1,307
Settled during the year	(39)	(10)	(49)
Change in discount rate	210	—	210
Change in amount and timing of cash flows	406	121	527
Accretion	81	—	81
Other	(2)	—	(2)
Changes in foreign exchange rates	(32)	(4)	(36)

As at December 31, 2017	1,844	194	2,038
Less current portion of provisions (Note 17)	(83)	(50)	(133)

Long-term provisions	$1,761	$144	$1,905

During the year ended December 31, 2017, we recorded $121 million of additional study and environmental costs arising from legal obligations through other provisions.

Decommissioning and Restoration Provisions

The decommissioning and restoration provisions represent the present value of estimated costs for required future decommissioning and other site restoration activities. The majority of the decommissioning and site restoration expenditures occur at the end of, or after, the life of the related operation. Our provision for these expenditures was $1,169 million as at December 31, 2017. After the end of the life of certain operations, water quality management costs may extend for periods in excess of 100 years. Our provision for these expenditures was $675 million as at December 31, 2017. In 2017, the decommissioning and restoration provision was calculated using nominal discount rates between 5.32% and 6.82%. We also used an inflation rate of 2.00% in our cash flow estimates. The decommissioning and restoration provision includes $270 million (2016 — $194 million) in respect of closed operations.

22.	Other Liabilities and Provisions (continued)

During the fourth quarter of 2017, our decommissioning and restoration provisions increased by $398 million compared to the third quarter as a result of a change in cash flow estimates, the majority of which relates to post-closure water quality management costs at Teck Coal (Note 4). This increase was partially offset by a decrease of $36 million relating to an increase in the discount rate compared to the third quarter.

23.	Equity

a)	Authorized Share Capital

Our authorized share capital consists of an unlimited number of Class A common shares without par value, an unlimited number of Class B subordinate voting shares (Class B shares) without par value and an unlimited number of preferred shares without par value issuable in series.

Class A common shares carry the right to 100 votes per share. Class B shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B share. In all other respects, the Class A common shares and Class B shares rank equally.

The attributes of the Class B subordinate voting shares contain so-called “coattail provisions” which provide that, in the event that an offer (an “Exclusionary Offer”) to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share at the option of the holder during a certain period provided that any Class A common shares received upon such conversion are deposited to the Exclusionary Offer. Any Class B subordinate voting shares converted into Class A common shares pursuant to such conversion right will automatically convert back to Class B subordinate voting shares in the event that any such shares are withdrawn from the Exclusionary Offer or not otherwise ultimately taken up and paid for under the Exclusionary Offer.

The Class B subordinate voting shares will not be convertible in the event that holders of a majority of the Class A common shares (excluding those shares held by the offeror making the Exclusionary Offer) certify to Teck that they will not, among other things, tender their Class A common shares to the Exclusionary Offer.

If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a “take-over bid” or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the coattail provisions will not apply.

b)	Class A Common Shares and Class B Subordinate Voting Shares Issued and Outstanding

Shares (in 000’s)	Class A Common Shares	Class B Subordinate Voting Shares
As at January 1, 2016	9,353	566,899
Options exercised (c)	—	647

As at December 31, 2016	9,353	567,546
Class A share conversion	(1,576)	1,576
Options exercised (c)	—	2,275
Acquired and cancelled pursuant to normal course issuer bid (h)	—	(5,891)

As at December 31, 2017	7,777	565,506

During the year ended December 31, 2017, 1,576,166 Class A common shares were converted into the same number of Class B subordinate voting shares. As a result of this conversion, the percentage of total votes attached to outstanding Class A common shares was reduced from 62.2% to 57.7% upon completion of this transaction in the second quarter of 2017.

23.	Equity (continued)

c)	Share Options

Under our current share option plan, at December 31, 2017, 28 million Class B shares have been set aside for the grant of share options to full-time employees, of which 4.8 million remain available for grant. The exercise price for each option is the closing price for our Class B shares on the last trading day before the date of grant. Our share options are settled through the issuance of Class B shares.

During the year ended December 31, 2017, we granted 2,010,520 Class B share options to employees. These share options have a weighted average exercise price of $27.79, vest in equal amounts over three years, and have a term of 10 years.

The weighted average fair value of Class B share options granted in the year was estimated at $8.32 per option (2016 — $1.81) at the grant date based on the Black-Scholes option-pricing model using the following assumptions:

	2017	2016
Weighted average exercise price	$27.79	$5.48
Dividend yield	2.20%	1.85%
Risk-free interest rate	1.06%	0.72%
Expected option life	4.2 years	4.2 years
Expected volatility	42%	46%
Forfeiture rate	0.36%	0.96%

The expected volatility is based on a statistical analysis of historical daily share prices over a period equal to the expected option life.

Outstanding share options are as follows:

	2017		2016
	Share Options (in 000’s)	Weighted Average Exercise Price	Share Options (in 000’s)	Weighted Average Exercise Price
Outstanding at beginning of year	22,854	$18.38	15,929	$26.53
Granted	2,011	27.79	8,946	5.48
Exercised	(2,275)	11.47	(647)	12.15
Forfeited	(78)	16.25	(219)	10.74
Expired	(444)	40.40	(1,155)	35.73

Outstanding at end of year	22,068	$19.52	22,854	$18.38

Vested and exercisable at end of year	12,266	$24.94	9,090	$29.70

The average share price during the year was $27.86 (2016 — $17.59).

23.	Equity (continued)

Information relating to share options outstanding at December 31, 2017, is as follows:

Outstanding Share Options (in 000’s)	Exercise Price Range	Weighted Average Remaining Life of Outstanding Options (months)
8,018	$4.15 — $12.35	91
5,083	$12.36 — $20.14	86
2,734	$20.15 — $26.79	74
4,527	$26.80 — $36.85	77
1,706	$36.86 — $58.80	45

22,068	$4.15 — $58.80	81

Total share option compensation expense recognized for the year was $17 million (2016 — $22 million).

d)	Deferred Share Units, Restricted Share Units, Performance Share Units and Performance Deferred Share Units

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively Units).

As of 2017, DSUs are granted to directors only. RSUs are granted to both employees and directors. PSUs and PDSUs are granted to certain officers only. DSUs entitle the holder to a cash payment equal to the closing price of one Class B subordinate voting share on the Toronto Stock Exchange on the day prior to exercise. RSUs entitle the holder to a cash payment equal to the weighted average trading price of one Class B share on the Toronto Stock Exchange over either 10 or 20 consecutive trading days prior to the payout date, depending on the date issued. PSUs granted prior to 2017 vest in a percentage of the original grant varying from 0% to 200% based on our total shareholder return ranking compared to a group of specified companies. PSUs issued in 2017 vest in a percentage from 0% to 200% based on both relative total shareholder return and a calculation based on the change in EBITDA over the vesting period divided by the change in a weighted commodity price index. Once vested, PSUs entitle the holder to a cash payment equal to the weighted average trading price of one Class B subordinate voting share on the Toronto Stock Exchange over either 10 or 20 consecutive trading days prior to vesting, depending on the date issued. Officers granted PSUs in 2017 can elect on the grant date to receive PSUs or PDSUs, which pay out following termination of employment as described below.

RSUs, PSUs, and PDSUs vest on December 20th in the year prior to the third anniversary of the grant date. DSUs vest immediately for directors, and on the December 20th in the year prior to the third anniversary of the grant date for employees. Units vest on a pro rata basis if employees retire or are terminated without cause, and unvested units are forfeited if employees resign or are terminated with cause.

DSUs and PDSUs may be exercised on or before December 15 of the first calendar year commencing after the date on which the participant ceases to be a director or employee. RSUs and PSUs pay out on the vesting date.

Additional Units are issued to Unit holders to reflect dividends paid and other adjustments to Class B subordinate voting shares.

In 2017, we recognized compensation expense of $108 million for Units (2016 — $149 million). The total liability and intrinsic value for vested Units as at December 31, 2017 was $185 million (2016 — $128 million).

23.	Equity (continued)

The outstanding Units are summarized in the following table:

	2017		2016
(in 000’s)	Outstanding	Vested	Outstanding	Vested
DSUs	2,648	2,423	2,597	2,119
RSUs	2,823	1,699	3,316	1,327
PSUs	1,517	869	1,554	616
PDSUs	70	20	—	—

	7,058	5,011	7,467	4,062

e)	Accumulated Other Comprehensive Income

(CAD$ in millions)	2017	2016
Accumulated other comprehensive income — beginning of year	$422	$426
Currency translation differences:
Unrealized losses on translation of foreign subsidiaries	(488)	(201)
Foreign exchange differences on debt designated as a hedge of our investment in foreign subsidiaries (net of taxes of $(46) and $(27))	341	180

	(147)	(21)
Available-for-sale financial assets:
Unrealized gains (losses) (net of taxes of $1 and $(6))	(4)	45
Gains reclassified to profit (net of taxes of $1 and $4)	(6)	(29)

	(10)	16
Share of other comprehensive income (loss) of associates and joint ventures	(1)	1
Remeasurements of retirement benefit plans (net of taxes of $(55) and $(7))	129	19

Total other comprehensive income (loss)	(29)	15
Less remeasurements of retirement benefit plans recorded in retained earnings	(129)	(19)

Accumulated other comprehensive income — end of year	$264	$422

f)	Earnings Per Share

The following table reconciles our basic and diluted earnings per share:

(CAD$ in millions, except per share data)	2017	2016
Net basic and diluted profit attributable to shareholders of the company	$2,509	$1,040

Weighted average shares outstanding (000’s)	577,482	576,391
Dilutive effect of share options	8,910	6,496

Weighted average diluted shares outstanding (000’s)	586,392	582,887

Basic earnings per share	$4.34	$1.80
Diluted earnings per share	$4.28	$1.78

At December 31, 2017, 4,240,949 (2016 — 13,333,164) potentially dilutive shares were not included in the diluted earnings per share calculation because their effect was anti-dilutive.

23.	Equity (continued)

g)	Dividends

We declared and paid dividends on our Class A common and Class B subordinate voting shares of $0.10, $0.05 and $0.45 per share in the second, third and fourth quarters of 2017, respectively, and $0.05 per share in the second and fourth quarters of 2016.

h)	Normal Course Issuer Bid

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to our normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In October 2017, we renewed our normal course issuer bid, under which we may purchase up to 20 million Class B subordinate voting shares during the period from October 10, 2017 to October 9, 2018. All repurchased shares will be cancelled. We repurchased 5,890,794 Class B subordinate voting shares under our normal course issuer bid during the fourth quarter of 2017.

24.	Non-Controlling Interests

Set out below is information about our subsidiaries with non-controlling interests and the non-controlling interest balances included in equity.

(CAD$ in millions)	Principal Place of Business	Percentage of Ownership Interest and Voting Rights Held by Non-Controlling Interest	December 31, 2017	December 31, 2016
Carmen de Andacollo	Region IV, Chile	10%	$34	$45
Quebrada Blanca	Region I, Chile	23.5%	30	64
Elkview Mine Limited Partnership	British Columbia, Canada	5%	53	50
Compañia Minera Zafranal S.A.C.	Arequipa Region, Peru	20%	25	—

			$142	$159

25.	Contingencies

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2017, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

25.	Contingencies (continued)

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State. Residential soil testing within the study site has identified certain properties where remediation is required. TAI and EPA have reached an agreement regarding remediation to be undertaken, and that work is ongoing. The Lake Roosevelt litigation involving TML in the Federal District Court for the Eastern District of Washington continues. In September 2012, TML entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulated that some portion of the slag discharged from TML’s Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, have been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In December 2012, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for response costs, the amount of which will be determined in later phases of the case. In August 2016 the trial court judge ruled in favour of the Tribal plaintiffs awarding approximately $9 million in past response costs and that decision, along with certain other findings in the first phase of the case, is under appeal in the Ninth Circuit Court of Appeals, and a decision is expected in 2018.

A District Court ruling in favour of plaintiffs on a motion seeking recovery from TML for environmental response costs, and in a subsequent proceeding, natural resource damages and assessment costs, arising from the alleged deposition of hazardous substances in the United States from aerial emissions from TML’s Trail Operations was overturned on appeal in the Ninth Circuit in July 2016, with the result that alleged damages associated with air emissions are no longer part of the case.

A hearing with respect to natural resource damages and assessment costs is expected to follow after resolution of appeals with respect to issues raised in the first phase of the litigation and completion of the remedial investigation and feasibility study being undertaken by TAI.

There is no assurance that we will ultimately be successful in our defence of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

26.	Commitments

a)	Capital Commitments

As at December 31, 2017, we had contracted for $766 million of capital expenditures that have not yet been incurred for the purchase of property, plant and equipment. This amount includes $323 million for Quebrada Blanca Phase 2, $196 million for our 20.89% share of Fort Hills, $175 million for our steelmaking coal operations and $72 million for our other operations. The amount includes $520 million that is expected to be incurred within one year and $246 million within two to five years.

b)	Operating Lease Commitments

We lease office premises, mining equipment and rail facilities under operating leases. The terms of these leases are up to 20 years.

TAK leases road and port facilities from the Alaska Industrial Development and Export Authority, through which it ships all concentrates produced at the Red Dog Operations. The lease requires TAK to pay a minimum annual user fee of US$18 million for the next 15 years and US$6 million for the following seven years, totalling US$312 million over 22 years.

26.	Commitments (continued)

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

(CAD$ in millions)	2017	2016
Less than one year	$93	$80
One to five years	179	162
Thereafter	327	310

	$599	$552

Total operating lease expenses were $113 million (2016 — $93 million). This consists of $13 million (2016 — $10 million) for office premises, $60 million (2016 — $36 million) for mining equipment, $12 million (2016 — $10 million) for rail facilities and $28 million (2016 — $37 million) for road and port facilities.

c)	Red Dog Royalty

In accordance with the operating agreement governing the Red Dog mine, TAK pays a royalty to NANA Regional Corporation, Inc. (NANA) on the net proceeds of production. A 25% royalty became payable in the third quarter of 2007 after we had recovered cumulative advance royalties previously paid to NANA. The net proceeds of production royalty rate will increase by 5% every fifth year to a maximum of 50%. The increase to 35% of net proceeds of production occurred in the fourth quarter of 2017. An expense of US$324 million was recorded in 2017 (2016 — US$213 million) in respect of this royalty.

d)	Antamina Royalty

Our interest in the Antamina mine is subject to a net profits royalty equivalent to 7.4% of our share of the mine’s free cash flow. An expense of $28 million was recorded in 2017 (2016 — $17 million) in respect of this royalty.

e)	Purchase Commitments

We have a number of forward purchase commitments for the purchase of concentrates and other process inputs, and for shipping and distribution of products, which are incurred in the normal course of business. In addition, we have contractual arrangements for the purchase of 240 megawatts of power for the expansion of our Quebrada Blanca Operations. These contracts contain monthly fixed prices and variable prices per hour and are effective from dates between November 2016 and January 2018, extending for 21 years. The majority of these contracts are subject to force majeure provisions.

27.	Segmented Information

Based on the primary products we produce and our development projects, we have five reportable segments — steelmaking coal, copper, zinc, energy and corporate — which is the way we report information to our Chief Executive Officer. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating expenses include general and administration costs, exploration, research and development, and other operating income (expenses). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets does not include intra-group receivables between segments. Deferred tax assets and liabilities have been allocated amongst segments.

	December 31, 2017
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total
Segment revenues	$6,152	$2,400	$4,131	$—	$—	$12,683
Less: Inter-segment revenues	—	—	(635)	—	—	(635)

Revenues	6,152	2,400	3,496	—	—	12,048
Cost of sales	(3,108)	(1,782)	(2,529)	—	—	(7,419)

Gross profit	3,044	618	967	—	—	4,629
Impairment reversal and (asset impairments)	207	(44)	—	—	—	163
Other operating income (expenses)	(99)	63	(28)	(3)	(392)	(459)

Profit (loss) from operations	3,152	637	939	(3)	(392)	4,333
Net finance expense	(5)	(45)	(31)	(7)	(124)	(212)
Non-operating income (expense)	(29)	5	(9)	—	(118)	(151)
Share of income of associates and joint ventures	—	3	—	—	3	6

Profit (loss) before taxes	3,118	600	899	(10)	(631)	3,976

Capital expenditures	673	467	244	911	4	2,299

Goodwill	702	385	—	—	—	1,087

Total assets	15,271	9,533	3,720	5,667	2,867	37,058

Net assets	$9,759	$5,748	$2,335	$4,656	$(2,973)	$19,525

27.	Segmented Information (continued)

	December 31, 2016
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total
Segment revenues	$4,144	$2,007	$3,577	$2	$—	$9,730
Less: Inter-segment revenues	—	—	(430)	—	—	(430)

Revenues	4,144	2,007	3,147	2	—	9,300
Cost of sales	(2,765)	(1,817)	(2,317)	(5)	—	(6,904)

Gross profit (loss)	1,379	190	830	(3)	—	2,396
Asset impairments	—	—	(46)	(248)	—	(294)
Other operating income (expenses)	(74)	35	30	(30)	(338)	(377)

Profit (loss) from operations	1,305	225	814	(281)	(338)	1,725
Net finance expense	(21)	(42)	(27)	(6)	(242)	(338)
Non-operating income (expense)	6	(5)	(5)	—	243	239
Share of income of associates and joint ventures	—	2	—	—	—	2

Profit (loss) before taxes	1,290	180	782	(287)	(337)	1,628

Capital expenditures	348	339	190	1,010	6	1,893

Goodwill	702	412	—	—	—	1,114

Total assets	14,894	9,673	3,742	4,129	3,191	35,629

Net assets	$10,071	$6,029	$2,464	$3,648	$(4,611)	$17,601

The geographical distribution of our non-current assets is as follows:

(CAD$ in millions)	December 31, 2017	December 31, 2016
Canada	$22,466	$20,853
Chile	6,077	6,332
Peru	1,305	1,286
United States	1,131	1,180
Other	96	70

	$31,075	$29,721

Non-current assets attributed to geographical locations exclude deferred income tax assets and financial and other assets.

27.	Segmented Information (continued)

Revenue is attributed to regions based on the location of the port of delivery as designated by the customer and is as follows:

(CAD$ in millions)	2017	2016
Asia
China	$2,129	$1,773
Japan	1,921	1,319
South Korea	1,353	1,181
India	763	553
Other	970	825
Americas
United States	1,360	1,314
Canada	919	770
Latin America	407	294
Europe
Germany	579	354
Finland	284	178
Spain	278	186
Netherlands	215	95
Italy	191	124
Other	679	334

	$12,048	$9,300

28.	Accounting for Financial Instruments

a)	Financial Risk Management

Our activities expose us to a variety of financial risks, which include liquidity risk, foreign exchange risk, interest rate risk, commodity price risk, credit risk and other risks associated with capital markets. From time to time, we may use foreign exchange, commodity price and interest rate contracts to manage exposure to fluctuations in these variables. We do not have a practice of trading derivatives. Our use of derivatives is based on established practices and parameters to mitigate risk and is subject to the oversight of our Hedging Committee and our Board of Directors.

Foreign Exchange Risk

We operate on an international basis, and therefore, foreign exchange risk exposures arise from transactions denominated in a foreign currency. Our foreign exchange risk arises primarily with respect to the U.S. dollar and to a lesser extent, the Chilean peso and Peruvian sol. Our cash flows from Canadian, Chilean and Peruvian operations are exposed to foreign exchange risk, as commodity sales are denominated in U.S. dollars and a substantial portion of operating expenses are denominated in local currencies.

We also have various investments in U.S. dollar foreign operations, whose net assets are exposed to foreign currency translation risk. This currency exposure is managed in part through our U.S. dollar denominated debt as a hedge against net investments in foreign operations. As at December 31, 2017, $4.1 billion of U.S. dollar debt was designated in this manner.

28.	Accounting for Financial Instruments (continued)

U.S. dollar financial instruments subject to foreign exchange risk consist of U.S. dollar denominated items held in Canada and are summarized below. This risk is reduced by our policy to apply a hedge against our U.S. dollar net investments using our U.S. dollar debt.

(US$ in millions)	December 31, 2017	December 31, 2016
Cash and cash equivalents	$368	$521
Trade accounts receivable	913	867
Trade accounts payable and other liabilities	(569)	(572)
Debt	(4,831)	(6,141)

	(4,119)	(5,325)
Net investment in foreign operations hedged	4,149	5,424

Net U.S. dollar exposure	$30	$99

As at December 31, 2017, with other variables unchanged, a $0.10 strengthening of the Canadian dollar against the U.S. dollar would result in a $3 million pre-tax loss (2016 — $10 million) from our financial instruments. There would also be a $157 million pre-tax loss (2016 — $11 million) in other comprehensive income from the translation of our foreign operations. The inverse effect would result if the Canadian dollar weakened by $0.10 against the U.S. dollar.

Liquidity Risk

Liquidity risk arises from our general and capital financing needs. We have planning, budgeting and forecasting processes to help determine our funding requirements to meet various contractual and other obligations. Note 18(e) details our available credit facilities as at December 31, 2017.

Contractual undiscounted cash flow requirements for financial liabilities as at December 31, 2017 are as follows:

(CAD$ in millions)	Less Than 1 Year	2 — 3 Years	4 — 5 Years	More Than 5 Years	Total
Trade accounts payable and other liabilities	$2,313	$—	$—	$—	$2,313
Debt (Note 18(f))	28	28	1,119	4,930	6,105
Estimated interest payments on debt	$346	$692	$626	$3,514	$5,178

Interest Rate Risk

Our interest rate risk arises mainly in respect of our holdings of cash and cash equivalents. Our interest rate management policy is generally to borrow at fixed rates. However, floating rate funding may be used to fund short term operating cash flow requirements or, in conjunction with fixed to floating interest rate swaps, be used to offset interest rate risk from our cash. The fair value of fixed-rate debt fluctuates with changes in market interest rates, but the cash flows, denominated in U.S. dollars, do not.

Cash and cash equivalents have short terms to maturity and receive interest based on market interest rates.

A 1% increase in the LIBOR rate, with other variables unchanged, would result in a $10 million pre-tax gain (2016 — $13 million). There would be no effect on other comprehensive income. The inverse effect would result if the LIBOR rate decreased by 1%.

Commodity Price Risk

We are subject to price risk from fluctuations in market prices of the commodities that we produce. From time to time, we may use commodity price contracts to manage our exposure to fluctuations in commodity prices. At the balance sheet date, we had zinc and lead derivative contracts outstanding as described in (b) below.

28.	Accounting for Financial Instruments (continued)

Our commodity price risk associated with financial instruments primarily relates to changes in fair value caused by final settlement pricing adjustments to receivables and payables, derivative contracts for zinc and lead, embedded derivatives in one of our road and port contracts, and in the ongoing payments under our silver stream and gold stream arrangements.

The following represents the effect on profit attributable to shareholders from a 10% change in commodity prices, based on outstanding receivables and payables subject to final pricing adjustments at December 31, 2017. There is no effect on other comprehensive income.

	Price on December 31,				Change in Profit Attributable to Shareholders
(CAD$ in millions, except for US$/lb. data)	2017		2016		2017	2016
Copper	US$	3.26/lb.	US$	2.50/lb.	$35	$24
Zinc	US$	1.50/lb.	US$	1.17/lb.	$5	$5

A 10% change in the price of zinc, lead, silver and gold, respectively, with other variables unchanged, would change our net liability relating to derivatives and embedded derivatives, excluding receivables and payables subject to final pricing adjustments, and change our pre-tax profit attributable to shareholders by $26 million (2016 — $45 million). There would be no effect on other comprehensive income.

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. Our primary counterparties related to our cash, money market investments and derivative contracts carry investment grade ratings as assessed by external rating agencies. There is ongoing review of these ratings. We manage credit risk for trade and other receivables through close monitoring of outstanding customer receivables subject to established credit policies, procedures and controls and ongoing review to evaluate the credit-worthiness of customers. Our maximum exposure to credit risk at the reporting date is the carrying value of our cash and cash equivalents, trade accounts receivable and derivative assets. While we are exposed to credit losses due to the non-performance of our counterparties, we do not consider this to be a material risk.

b)	Derivative Financial Instruments and Hedges

Sale and Purchase Contracts

We record adjustments to our receivable and payable balances for provisionally priced sales and purchases, respectively, in periods up to the date of final pricing based on movements in quoted market prices or published price assessments (for steelmaking coal). These arrangements have the characteristics of a derivative instrument, as the value of our receivables and payables will vary as prices for the underlying commodities vary in the metal markets. These final pricing adjustments result in gains (losses from purchases) in a rising price environment and losses (gains from purchases) in a declining price environment and are recorded in other operating income (expense). It should be noted that while these effects arise on the sale of concentrates, we also purchase concentrates at our Trail Operations where the opposite effects occur.

28.	Accounting for Financial Instruments (continued)

The table below outlines our outstanding receivable and payable positions, which were provisionally valued at December 31, 2017, and December 31, 2016.

	Outstanding at December 31, 2017		Outstanding at December 31, 2016
(Pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.
Receivable positions
Copper	138	$3.26	114	$2.50
Zinc	197	$1.50	231	$1.17
Lead	44	$1.13	26	$0.90
Payable positions
Zinc payable	97	$1.50	114	$1.17
Lead payable	30	$1.13	20	$0.90

At December 31, 2017, total outstanding settlements receivable were $687 million (2016 — $631 million), and total outstanding settlements payable were $39 million (2016 — $43 million). These amounts are included in trade accounts receivable and trade accounts payable and other liabilities, respectively, on the consolidated balance sheet.

Zinc and Lead Swaps

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. During 2017 and 2016, we purchased and sold zinc and lead swaps to match our economic exposure to the average zinc and lead prices over our shipping year, which is from July of one year to June of the following year. We do not apply hedge accounting to the zinc or lead swaps.

The fair value of our commodity swaps is calculated using a discounted cash flow method based on forward metal prices. A summary of these derivative contracts and related fair values as at December 31, 2017 is as follows:

	Quantity	Average Price of Purchase Commitments		Average Price of Sale Commitments		Fair Value Asset (CAD$ in millions)
Derivatives not designated as hedging instruments
Zinc swaps	175 million lbs.	US$	1.44/lb.	US$	1.47/lb.	$6
Lead swaps	68 million lbs.	US$	1.09/lb.	US$	1.09/lb.	—

						$6

All free-standing derivative contracts mature in 2018 and 2019.

Free-standing derivatives, not designated as hedging instruments, are recorded in trade accounts receivable in the amount of $6 million on the consolidated balance sheet.

28.	Accounting for Financial Instruments (continued)

Derivatives Not Designated as Hedging Instruments and Embedded Derivatives

(CAD$ in millions)	Amount of Gain (Loss) Recognized in Other Operating Income (Expense)
	2017	2016
Zinc derivatives	$11	$45
Lead derivatives	10	(5)
Settlements receivable and payable	190	153
Contingent zinc escalation payment embedded derivative (c)	(24)	(18)
Gold stream embedded derivative (c)	13	6
Silver stream embedded derivative (c)	2	4

	$202	$185

During the year ended December 31, 2017, we recorded a $51 million gain (2016 — $113 million) in non-operating income (expense) (Note 9) related to an increase in the value of debt prepayment options (c).

Hedges

Net investment hedge

Our hedges of net investments in foreign operations were effective, and no ineffectiveness was recognized in profit for the period.

c)	Embedded Derivatives

One of our road and port contracts contains a contingent zinc escalation payment that is considered to be an embedded derivative. The fair value of this embedded derivative was $43 million at December 31, 2017 (2016 — $20 million) and is included in other liabilities and provisions on the consolidated balance sheet.

The gold stream and silver stream agreements entered into in 2015 each contain an embedded derivative in the ongoing future payments due to Teck from RGLD Gold AG and Franco-Nevada, respectively. The gold stream’s 15% ongoing payment contains an embedded derivative relating to the gold price. The fair value of this embedded derivative was $9 million at December 31, 2017 (2016 — $2 million) and is included in financial and other assets (2016 — other liabilities and provisions) on the consolidated balance sheet. The silver stream’s 5% ongoing payment contains an embedded derivative relating to the silver price. The fair value of this embedded derivative was $3 million at December 31, 2017 (2016 — $1 million) and is included in financial and other assets on the consolidated balance sheet.

Our June 2021 and 2024 notes issued in 2016 (Note 18(b)) include prepayment options that are considered to be embedded derivatives. The June 2021 notes were purchased in 2017, and the prepayment option was written off (Note 18(a)) during the year. At December 31, 2017, the prepayment option in the 2024 notes is recorded as financial and other assets (Note 13) on the consolidated balance sheet at a fair value of $108 million (2016 — $78 million) based on current market interest rates for similar instruments and our credit spread.

29.	Fair Value Measurements

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 — Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Cash equivalents, marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 — Significant Other Observable Inputs

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlements receivable and settlements payable from provisional pricing on concentrate sales and purchases and steelmaking coal sales because they are valued using quoted market prices for forward curves for copper, zinc and lead and published price assessments for steelmaking coal sales.

Level 3 — Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in certain debt securities in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency. We review the fair value of these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at December 31, 2017 and 2016, are summarized in the following table:

(CAD$ in millions)	2017				2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$722	$—	$—	$722	$1,153	$—	$—	$1,153
Marketable equity securities	94	—	—	94	95	—	—	95
Debt securities	67	—	4	71	68	—	11	79
Settlements receivable	—	687	—	687	—	631	—	631
Derivative instruments and embedded derivatives	—	126	—	126	—	142	—	142

	$883	$813	$4	$1,700	$1,316	$773	$11	$2,100

Financial liabilities
Derivative instruments and embedded derivatives	$—	$43	$—	$43	$—	$27	$—	$27
Settlements payable	—	39	—	39	—	43	—	43

	$—	$82	$—	$82	$—	$70	$—	$70

29.	Fair Value Measurements (continued)

As at December 31, 2017 and 2016, we measured certain non-financial assets at their recoverable amounts using a FVLCD basis, which is classified as a Level 3 measurement. Refer to Note 6 for information about these fair value measurements.

30.	Capital Management

The capital we manage is the total of equity and debt on our balance sheet. Our capital management objectives are to maintain access to the capital we require to operate and grow our business while minimizing the cost of such capital and providing for returns to our shareholders. Our financial policies are to maintain, on average over time, a target debt to debt-plus-equity ratio of less than 30% and a target debt-to-EBITDA ratio of less than 2.5x. These ratios are expected to vary from their target levels from time to time, reflecting commodity price cycles and corporate activity, including the development of major projects. We may also review and amend such policy targets from time to time. We maintain two committed revolving credit facilities consisting of a core liquidity facility of US$3 billion and a US$1.2 billion facility, which is used for financial letters of credit required while our credit rating is non-investment grade. These credit facilities include a financial covenant that requires us to maintain a debt-to-capitalization ratio that does not exceed 50% (Note 18).

As at December 31, 2017, our debt to debt-to-capitalization ratio was 25% (2016 — 32%), our debt-to-EBITDA ratio was 1.1 (2016 — 2.5) and our debt-to-adjusted-EBITDA ratio was 1.1 (2016 — 2.4). We manage the risk of not meeting our financial targets through the issuance and repayment of debt, our distribution policy, the issuance of equity capital, asset sales as well as through the ongoing management of operations, investments and capital expenditures.

31.	Key Management Compensation

The compensation for key management recognized in total comprehensive income in respect of employee services is summarized in the table below. Key management includes our directors and senior vice presidents.

(CAD$ in millions)	2017	2016
Salaries, bonuses, director fees and other short term benefits	$16	$14
Post-employment benefits	5	6
Share option compensation expense (Note 23(c))	7	8
Compensation expense related to Units (Note 23(d))	52	85

	$80	$113